UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NIMBLE STORAGE, INC.

(Name of Subject Company)

NIMBLE STORAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

65440R101

(CUSIP Number of Class of Securities)

Suresh Vasudevan

Chief Executive Officer

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

(408) 432-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gordon K. Davidson, Esq. Lynda M. Twomey, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Aparna Bawa, Esq. Vice President, General Counsel and Secretary Nimble Storage, Inc. 211 River Oaks Parkway San Jose, California 95134 (408) 432-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

Name and Address

The name of the subject company is Nimble Storage, Inc., a Delaware corporation (“Nimble Storage” or the “Company”). The address of Nimble Storage’s principal executive office is 211 River Oaks Parkway, San Jose, California 95134. The telephone number of Nimble Storage’s principal executive office is (408) 432-9600.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Nimble Storage’s common stock, par value $0.001 per share. As of March 10, 2017, there were 91,916,041 shares of Nimble Storage common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Nimble Storage, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in the section entitled “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by Nebraska Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Hewlett Packard Enterprise Company (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of Nimble Storage common stock, par value $0.001 per share (the “Shares” and each, a “Share”) at a purchase price of $12.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of March 6, 2017 (as may be amended from time to time, the “Merger Agreement”), by and among Nimble Storage, Parent and Merger Sub and the Offer to Purchase, dated March 17, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub with the Securities and Exchange Commission (the “SEC”) on March 17, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Merger Agreement. The obligation of Parent to purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including, among others: (1) the absence of a termination of the Merger Agreement in accordance with its terms, (2) that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn immediately prior to the end of the day, 12:00 midnight, New York City time, on April 13, 2017 (the “Expiration Time,” unless Merger Sub shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire), together with any Shares then owned by Parent or Merger Sub, equals at least one Share more than half of all Shares then outstanding, (3) that any applicable waiting period (and any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger (as defined below) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) or any competition, merger control, antitrust or similar laws or regulations of Germany or Austria, in each case, shall have expired or otherwise been terminated or obtained, as applicable, (4) the absence of any temporary restraining order, preliminary or permanent injunction, or any law or other judgment enacted, issued, promulgated, enforced or entered by any governmental authority of competent jurisdiction, which has the effect of enjoining, restraining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer, (5) the accuracy of the representations and warranties made by Nimble Storage in the Merger Agreement, subject to materiality and other qualifications set forth in the Merger Agreement, (6) the performance and compliance of Nimble Storage in all material respects with all of the obligations required to be performed or complied with by it under the Merger Agreement at or prior to the expiration of the Offer, (7) the absence of a “Material Adverse Effect” (as defined in the Merger Agreement) on Nimble Storage since the date of the Merger Agreement that is continuing and (8) other customary conditions. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into Nimble Storage (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Nimble Storage as the surviving corporation (the “Surviving Corporation”) and a non-publicly-traded, wholly owned direct subsidiary of Parent. The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), which permits completion of the Merger upon the irrevocable acceptance for payment by Merger Sub in the Offer of at least such percentage of the stock of Nimble Storage as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of Nimble Storage is Shares that, when added to the number of Shares (if any) then owned by Parent or Merger Sub, represent at least one Share more than half of all Shares then outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Nimble Storage will be required to consummate the Merger.

Nimble Storage does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place on the date of, or as soon as reasonably practicable following (but subject to), Merger Sub’s irrevocable acceptance for payment of the Shares validly tendered and not validly withdrawn in the Offer, all remaining outstanding Shares not tendered in the Offer (other than Shares held (i) by Nimble Storage as treasury stock or by Parent or Merger Sub, which Shares will be canceled and will cease to exist, (ii) by any wholly owned subsidiary of Nimble Storage or any wholly owned subsidiary of Parent (other than Merger Sub), which Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Nimble Storage stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be converted into the right to receive an amount equal to the Offer Price, without interest (the “Merger Consideration”) and shall be automatically canceled and shall cease to exist. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Nimble Storage and its Executive Officers, Directors and Affiliates—Effect of the Merger on Nimble Storage Compensatory Awards and the ESPP” below for a description of the treatment of Nimble Storage stock options, restricted Shares, Nimble Storage time-based restricted stock units and Nimble Storage market-based restricted stock units.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on March 17, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at the Expiration Time. If at the then-scheduled Expiration Time any of the conditions to the Offer have not been satisfied or waived, Merger Sub may, and if requested by Nimble Storage, will, extend (or re-extend, as applicable) the Expiration Time to permit the satisfaction of all Offer conditions, subject to certain specified limitations set forth in the Merger Agreement.

For the reasons described in more detail below, the board of directors of Nimble Storage (the “Board”) unanimously recommends that Nimble Storage’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer. See “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Reasons for Recommendation”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger

Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 3000 Hanover Street, Palo Alto, California 94304.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of Nimble Storage, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Nimble Storage or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent or Merger Sub or their respective executive officers, directors or affiliates, on the other hand. Information about Nimble Storage’s related person transactions generally can be found in the section entitled “—Certain Relationships and Related Party Transactions” in Nimble Storage’s Definitive Proxy Statement for the 2016 Annual Meeting of Stockholders on Schedule 14A, filed by Nimble Storage with the SEC on May 31, 2016.

Relationship with Parent and Merger Sub

Merger Agreement

On March 6, 2017, Nimble Storage, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement is incorporated by reference in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Merger Sub, Nimble Storage or their respective affiliates. The representations and warranties of Nimble Storage contained in the Merger Agreement were made solely for the benefit of Parent and Merger Sub. In addition, such representations and warranties (1) were made only for purposes of the Merger Agreement, (2) are qualified by documents filed with, or furnished to, the SEC by Nimble Storage prior to the date of the Merger Agreement, (3) are qualified by confidential disclosures made to Parent and Merger Sub in connection with the Merger Agreement, (4) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (5) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (6) were included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is incorporated by reference in this Schedule 14D-9 only to provide holders of Shares with information regarding the terms of the Merger Agreement, and not to provide holders of Shares with any other factual information regarding Nimble Storage or its subsidiaries or business. Nimble Storage stockholders should not rely on the representations and warranties in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of Nimble Storage or any of its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Nimble Storage’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Nimble Storage that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that Nimble Storage files with the SEC.

Tender and Support Agreement

In connection with entering into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of March 6, 2017 (as may be amended from time to time, the “Support Agreement”) with Suresh Vasudevan, Umesh Maheshwari, Varun Mehta and certain funds affiliated with Sequoia Capital, as well as certain family investment vehicles affiliated with Messrs. Maheshwari and Mehta (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together beneficially own approximately 20% of the outstanding Shares as of March 10, 2017.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares (including any and all Shares acquired by such Supporting Stockholder upon the exercise of options to purchase Shares or otherwise, in each case, after the date of the Support Agreement and prior to the termination thereof) beneficially owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of Nimble Storage stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	against any action or agreement that would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation of Nimble Storage contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (2) result in any of the Offer conditions not being satisfied on or before the “Outside Date” (as defined in the Merger Agreement);

•	against any change in the membership of the Board; and

•	against any “Takeover Proposal” (as defined in the Merger Agreement) and against any other action, agreement or transaction involving Nimble Storage that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or prevent the consummation of the Offer or the Merger.

Each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares (and any Nimble Storage Compensatory Awards (as defined below)), including, subject to certain exceptions, restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to any Takeover Proposal.

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (1) the valid termination of the Merger Agreement in accordance with its terms, (2) the Acceptance Time (as defined in the Support Agreement), (3) the mutual written consent of Parent and such Supporting Stockholder or (4) any amendment to the Offer or the Merger Agreement, or waiver of Nimble Storage’s rights under the Merger Agreement, that, in each case, results in a decrease of the Offer Price or the Merger Consideration, a change in the form of consideration payable in connection with the Offer or the Merger or a change in the treatment of such Supporting Stockholder’s Nimble Storage Compensatory Awards (as defined below) pursuant to the Merger Agreement (unless such Supporting Stockholder consents in writing in advance to such amendment or waiver).

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Mutual Nondisclosure Agreement

On November 17, 2016, Parent and Nimble Storage entered into a mutual nondisclosure agreement (the “NDA”), pursuant to which each party agreed, on behalf of itself and its affiliates, and subject to certain exceptions, to keep confidential nonpublic information about the other party and its affiliates in connection with the consideration of a possible strategic transaction involving Parent and Nimble Storage. This summary and description does not purport to be complete and is qualified in its entirety by reference to the NDA, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein.

Letter of Intent

On February 4, 2017, Nimble Storage and Parent entered into a Letter of Intent (the “Letter of Intent”), which provided for, among other things, (1) a non-binding preliminary purchase price indication by Parent in respect of Nimble Storage equivalent to the Offer Price, (2) an agreement by Nimble Storage to negotiate exclusively with Parent regarding a potential business combination until March 5, 2017, terminable by Parent at its discretion and (3) an agreement to keep confidential (i) the existence and terms of the Letter of Intent and (ii) the fact that Nimble Storage and Parent were conducting negotiations pursuant to the Letter of Intent. On March 3, 2017, Nimble Storage and Parent entered into a letter agreement that amended the Letter of Intent by extending the exclusivity period from March 5, 2017 to March 7, 2017 (the “Letter of Intent Amendment”).

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Letter of Intent, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein and to the Letter of Intent Amendment, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of Nimble Storage

Overview

In considering the recommendation of the Board set forth in the section entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” Nimble Storage’s stockholders should be aware that certain of Nimble Storage’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of Nimble Storage’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Nimble Storage’s stockholders accept the Offer and tender their Shares in the Offer. In addition, although Dr. Maheshwari is included in the following discussion, the Board determined in November 2015 that Dr. Maheshwari was no longer an officer as defined in Rule 16a-1 under the Exchange Act or an executive officer as defined in Rule 3b-7 under the Exchange Act. Dr. Maheshwari is included in the discussion below as an affiliate and founder of Nimble Storage and as a signatory to the Support Agreement.

The following is a discussion of all material agreements, understandings and any actual or potential conflicts of interest between Nimble Storage and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) Nimble Storage’s 2008 Equity Incentive Plan (the “2008 Plan”), Nimble Storage’s 2013 Equity Incentive Plan (the “2013 Plan” and, together with the 2008 Plan, the “Nimble Storage Equity Incentive Plans”) and Nimble Storage’s 2013 Employee Stock Purchase Plan (the “ESPP”); (3) the award agreements governing Nimble Storage Compensatory Awards (as defined below) held by Nimble Storage’s executive officers and directors; (4) the severance and change in control agreements with the executive officers (each, a “Change in Control Severance Agreement”); and (5) the Offer Letter with Suresh Vasudevan (the “Vasudevan Offer Letter”). For further information with respect to the arrangements between Nimble Storage and its named executive officers, see the information included in the section entitled “—Agreements or Arrangements with Executive Officers of Nimble Storage” and “—Golden Parachute Compensation.” The 2008 Plan and the related award agreements, the 2013 Plan and the related award agreements, the ESPP, the Change in Control Severance Agreements and the Vasudevan Offer Letter are filed as Exhibits (e)(6) through (e)(11) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, Nimble Storage’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Nimble Storage. As of March 10, 2017, the executive officers and directors of Nimble Storage set forth in the table below beneficially owned, in the aggregate, 20,305,585 Shares (excluding for this purpose Shares underlying Nimble Storage Compensatory Awards (as defined below), which are set forth separately in the “—Table of Equity Related Payments” below). If the executive officers and directors were to tender all 20,305,585 Shares beneficially owned by them as of March 10, 2017 for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then such executive officers and directors would receive, in aggregate, approximately $253,819,812.50 in cash, without interest and subject to any withholding taxes. As indicated below, to the knowledge of Nimble Storage, each of Nimble Storage’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.

The following table sets forth, as of March 10, 2017, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him or her (excluding Shares underlying Nimble Storage Compensatory Awards (as defined below)), assuming such individual or his or her affiliate were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, and/or all such Shares were converted into the right to receive the Merger Consideration by virtue of the Merger.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares
Executive Officers
Suresh Vasudevan	828,673	$10,358,412.50
Anup Singh	546,315	$6,828,937.50
Varun Mehta	6,703,260	$83,790,750.00
Umesh Maheshwari(1)	4,917,833	$61,472,912.50
Denis Murphy	70,404	$880,050.00

Non-Employee Directors
Frank Calderoni	229,931	$2,874,137.50
James J. Goetz(2)	222,823	$2,785,287.50
Entities affiliated with Sequoia Capital	6,470,108	$80,876,350
William D. “BJ” Jenkins, Jr.	24,209	$302,612.50
Robert W. Kelly	—	—
Jerry M. Kennelly(3)	63,159	$789,487.50
William J. Schroeder(4)	228,870	$2,860,875.00

(1)	The Board determined in November 2015 that Dr. Maheshwari was no longer an officer as defined in Rule 16a-1 under the Exchange Act or an executive officer as defined in Rule 3b-7 under the Exchange Act. Dr. Maheshwari is included in the table above as an affiliate and founder of Nimble Storage and as a signatory to the Support Agreement.
(2)	Represents (i) 217,931 shares of common stock held directly by Mr. Goetz, and (ii) 4,892 shares of common stock held in the Goetz Children’s Trust, of which Mr. Goetz is a co-trustee.
(3)	Represents (i) 10,652 shares of common stock held directly by Mr. Kennelly, (ii) 70,000 shares of common stock held in The Kennelly Family Delaware Dynasty Trust, of which Mr. Kennelly is a co-trustee, 2,804 shares of which were unvested and are being accelerated in connection with the Merger, and (iii) 3,159 shares of common stock held by Kennelly Partners, L.P., of which Mr. Kennelly is a general partner.
(4)	Represents (i) 15,560 shares of common stock held directly by Mr. Schroeder, and (ii) 160,000 shares held in the William J. and Marilee J. Schroeder Revocable Trust dated 11-1-1993, of which Mr. Schroeder is a co-trustee, 2,500 shares of which were unvested and are being acceleration in connection with the Merger.

Effect of the Merger on Nimble Storage Compensatory Awards and the ESPP

The discussion below describes the treatment of Nimble Storage’s outstanding stock options (“Options”), outstanding and unvested restricted Shares (“Restricted Shares”), outstanding time-based restricted stock units (“Nimble Storage RSUs”) and outstanding market-based Nimble Storage restricted stock units (“Nimble Storage MSUs”, and collectively with the Options, Restricted Shares and Nimble Storage RSUs, the “Nimble Storage Compensatory Awards”) under the Merger Agreement.

Any cash payments described below will be subject to any applicable withholding taxes and will, unless otherwise noted below, be made shortly following the Effective Time.

Options

At the Effective Time, each Option that is vested as of immediately prior to the Effective Time (including after giving effect to the acceleration of vesting of 50% of the unvested Options held by Nimble Storage’s Chief Executive Officer, Suresh Vasudevan, pursuant to the terms of the Vasudevan Offer Letter) will be canceled in exchange for an amount in cash equal to (1) the total number of Shares underlying such Option, multiplied by (2) the excess, if any, of the Merger Consideration over the exercise price per Share of such option, without interest and subject to all applicable tax withholdings.

At the Effective Time, each other Option will be assumed by Parent and converted into a Parent stock option (each, an “Parent Option”) to acquire the number of shares of Parent common stock, par value $0.01 (“Parent Shares”) (rounded down to the nearest whole number of Parent Shares) equal to (1) the number of Shares underlying such option, multiplied by (2) the Equity Award Exchange Ratio (as defined below) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the (i) exercise price per Share of such Option, divided by the (ii) Equity Award Exchange Ratio. Each Parent Option will have the same vesting schedule that applied to the Option to which such Parent Option relates.

If the exercise price of any Option, whether vested or unvested, is equal to or greater than the Merger Consideration, such Option will be canceled for no consideration.

“Equity Award Exchange Ratio” means (1) the Merger Consideration, divided by (2) the volume weighted average price of Parent Shares over the ten trading day period ending at the close of trading on the second-to-last trading day prior to the Effective Time, as reported by Bloomberg.

Restricted Shares

At the Effective Time, each award of Restricted Shares that is outstanding and unvested at the Effective Time will be assumed by Parent and be converted into an award of restricted cash representing the right to receive, over the same vesting schedule as the Restricted Share award, an amount in cash equal to (1) the number of Restricted Shares subject to the award multiplied by (2) the Merger Consideration, without interest and subject to all applicable tax withholdings.

Time-Based Restricted Stock Units

At the Effective Time, each Nimble Storage RSU held by any non-employee director of Nimble Storage and 50% of the unvested Nimble Storage RSUs held by Nimble Storage’s Chief Executive Officer, in each case, that are outstanding and unvested immediately prior to the Effective Time, will vest in full and be converted into the right to receive an amount in cash equal to (1) the number of Shares underlying such Nimble Storage RSU, multiplied by (2) the Merger Consideration, without interest and subject to all applicable tax withholdings.

At the Effective Time, each other Nimble Storage RSU that is outstanding and unvested immediately prior to the Effective Time will be assumed by Parent and converted into a Parent restricted stock unit (“Parent RSU”) with respect to a number of Parent Shares (rounded to the nearest whole number of Parent Shares) equal to (1) the number of Shares underlying such Nimble Storage RSU, multiplied by (2) the Equity Award Exchange Ratio. Each Parent RSU will have the same vesting schedule that applied to the Nimble Storage RSU to which such Parent RSU relates.

Market-Based Restricted Stock Units

In March 2016, Nimble Storage granted Nimble Storage MSUs to its executive officers as well as Dr. Maheshwari. The target shares of Nimble Storage common stock underlying these Nimble Storage MSUs are earned in three annual installments over three performance periods described below, based on the number of shares eligible to be earned each year multiplied by the performance multiplier for each performance period, and subject to the executive officer’s continued employment through each applicable vesting date. There are three performance periods applicable to these Nimble Storage MSUs: (1) the first performance period ran from February 1, 2016 through January 31, 2017 and all Nimble Storage MSUs that vested based on Nimble Storage’s performance over such performance period will be settled prior to the Effective Time, (2) the second performance period began on February 1, 2016 and ends on January 31, 2018, and (3) the third performance period began on February 1, 2016 and ends on January 31, 2019. In each of the first and second performance periods, up to one-third of the target shares are eligible to be earned and in the third performance period, up to 150% of the maximum number of shares subject to the Nimble Storage MSUs, less any shares that were earned in prior performance periods, are eligible to be earned.

If a “corporate transaction” (as defined in the 2013 Plan) occurs before the last day of an applicable performance period, the extent to which the Nimble Storage MSUs are earned is based on the achievement of the performance measure over the portion of the three-year performance period that precedes the Effective Time.

The Merger will constitute a “corporate transaction” for purposes of the Nimble Storage MSU award agreements. Pursuant to the terms of the Merger Agreement, the number of Nimble Storage MSUs that will be earned in connection with the Merger will be based on the actual level of achievement of the applicable Total Stockholder Return metrics, determined with the inputs described in the Merger Agreement, measured from the beginning of the three-year performance period through three business days prior to the Effective Time and converted into (1) for the pro rata portion of the earned award, with such proration determined based on the time elapsed between the beginning of the three-year performance period and the Effective Time (or, in the case of Nimble Storage’s Chief Executive Officer, 50% of the earned award), the right to receive a cash payment equal to (i) the number of Shares underlying such portion of the award, multiplied by (ii) the Merger Consideration, without interest and subject to all applicable tax withholdings and (2) for the remaining portion of the earned award, service-based Parent RSUs relating to the number of Parent Shares equal to (i) the number of Shares underlying such portion of the award, multiplied by (ii) the Equity Award Exchange Ratio (as described above).

Nimble Equity Incentive Plans

The Nimble Storage Equity Incentive Plans will not be assumed by Parent.

ESPP

Pursuant to the Merger Agreement, each Offering Period (as defined in the ESPP) in progress under the ESPP on March 6, 2017 will continue, and the Shares will be issued to participants on the next currently scheduled purchase dates thereunder occurring after March 6, 2017 as provided under, and subject to the terms and conditions of, the ESPP. After March 6, 2017, no new participants were (or will be) admitted into the ESPP and no participant was (or will be) able to increase his or her payroll deduction percentages or purchase elections under the ESPP. In the event that any Offering Period under the ESPP has not ended prior to the Effective Time, then that Offering Period will be terminated no later than one business day prior to the Effective Time and all participant contributions to the ESPP will be used to purchase Shares on such date in accordance with the terms of the ESPP as if such date were the last date of such Offering Period. Nimble Storage has not (and will not) commence any new Offering Periods under the ESPP after March 6, 2017 and will terminate the ESPP immediately prior to and effective as of the Effective Time (subject to the consummation of the Merger).

Table of Equity Related Payments

The following table shows the estimated value that each current executive officer and current director of Nimble Storage would be eligible to receive (without subtraction of applicable withholding taxes) in connection with the Merger with regard to (1) the number of Options to be cashed out at the Effective Time, (2) the number of Nimble Storage RSUs to be cashed out at the Effective Time, (3) the number of Nimble Storage MSUs to be cashed out at the Effective Time, (4) the number of Options to be converted into Parent Options at the Effective Time, (5) the number of unvested Nimble Storage RSUs to be converted into Parent RSUs at the Effective Time and (6) the number of unvested Nimble Storage MSUs to be converted into service-based Parent RSUs at the Effective Time.

The estimated cash values in the table below are calculated using the Merger Consideration of $12.50 per share, assuming that performance levels of the Nimble Storage MSUs will be met at the maximum achievable level, and assuming that the Effective Time occurred on March 10, 2017, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. The numbers in the table below do not include Options with an exercise price equal to or greater than the Merger Consideration, which Options will be canceled at the Effective Time for no consideration. Certain current directors also hold Restricted Shares that would become vested at the Effective Time, which are set forth in the section entitled “—Consideration for Shares Tendered Pursuant to the Offer” above.

Name	Shares subject to Options to be Cashed Out(1) (#)	Value of Cashed Out Options(2) ($, in thousands)	Shares subject to RSUs to be Cashed Out(3) (#)	Value of Cashed- Out RSUs(4) ($, in thousands)	Shares subject to MSUs to be Cashed- Out(5) (#)	Value of Cashed- Out MSUs(6) ($, in thousands)	Shares Subject to Options to be Converted(7) (#)	Value of Options to be Converted(8) ($, in thousands)	Shares Subject to RSUs to be Converted(9) (#)	Value of Shares subject to RSUs to be Converted(10) ($, in thousands)	Shares Subject to MSUs to be Converted(11) (#)	Value of MSUs to be Converted(12) ($, in thousands)	Total Value ($, in thousands)
Executive Officers:
Suresh Vasudevan	2,486,602	25,289	147,386	1,842.3	61,863	773.3	108,333	1,192	147,386	1,842.3	61,862	773.3	31,712.2
Anup Singh	25,000	219	—	—	26,202	327.5	—	—	191,381	2,392.3	44,498	556.2	3,495
Varun Mehta	200,000	1,752	—	—	10,481	131	—	—	205,789	2,572.4	17,799	222.5	4,677.9
Denis Murphy	—	—	—	—	10,481	131	—	—	202,218	2,527.7	17,799	222.5	2,881.2
Umesh Maheshwari(13)	375,092	3,932.7	—	—	10,481	131	—	—	205,789	2,572.4	17,799	222.5	6,858.5

Non-Employee Directors:
Frank Calderoni	—	—	13,400	167.5	—	—	—	—	—	—	—	—	167.5
James J. Goetz	—	—	—	—	—	—	—	—	—	—	—	—	—
William D. “BJ” Jenkins, Jr.	—	—	24,211	302.6	—	—	—	—	—	—	—	—	302.6
Jerry M. Kennelly	—	—	13,900	173.8	—	—	—	—	—	—	—	—	173.8
Robert W. Kelly	—	—	49,000	612.5	—	—	—	—	—	—	—	—	612.5
William J. Schroeder	—	—	13,000	162.5	—	—	—	—	—	—	—	—	162.5

(1)	This column includes the number of Shares subject to vested Options that are being cashed out at the Effective Time. Note that this column does not include (i) any Shares that are subject to Options with exercise prices that are equal to or greater than the Merger Consideration or (ii) Options being converted into Parent Options.
(2)	The estimated value of these Options is equal to (i) the number of shares of Nimble Storage common stock subject to such Options, multiplied by (ii) the Merger Consideration minus the exercise price of the Option.
(3)	This column includes Nimble Storage RSUs that are being cashed out at the Effective Time and does not include Nimble Storage RSUs being converted into Parent RSUs. Note that for each non-employee director, this column includes all Nimble Storage RSUs held by such non-employee directors, all of which will be cashed out at the Effective Time.

(4)	The estimated value of these Nimble Storage RSUs is equal to (i) the number of Shares subject to such Nimble Storage RSU multiplied by (ii) the Merger Consideration.
(5)	This column includes all Nimble Storage MSUs that are being cashed out at the Effective Time and does not include Nimble Storage MSUs being converted into Parent RSUs. This calculation assumes the maximum achievement level of the performance-based measures applicable to the Nimble Storage MSUs for the adjusted performance period.
(6)	The estimated value of the Nimble Storage MSUs is equal to (i) the number of Shares subject to such Nimble Storage MSUs multiplied by (ii) the Merger Consideration.
(7)	This column includes the number of Shares subject to unvested Options that will be converted into Parent Options at the Effective Time.
(8)	The estimated value of these Options is equal to (i) the number of Shares subject to the unvested Options to be converted into Parent Options multiplied by (ii) the Merger Consideration minus the exercise price of the Options.
(9)	This column includes the Shares subject to unvested Nimble Storage RSUs that will be converted into Parent RSUs at the Effective Time. Note that all Nimble Storage RSUs held by non-executive directors will be accelerated and cashed-out at the Effective Time and no such Nimble Storage RSUs will be converted into Parent RSUs.
(10)	The estimated value of these RSUs is equal to (i) the number of Shares subject to the unvested Nimble Storage RSUs to be converted into Parent RSUs multiplied by (ii) the Merger Consideration.
(11)	This column includes the number of Shares subject to the portion of the Nimble Storage MSUs that will be converted into Parent RSUs at the Effective Time. This calculation assumes the maximum achievement of the performance-based measures applicable to the Nimble Storage MSUs for the adjusted performance period.
(12)	The estimated value of these MSUs is equal to (i) the number of Shares subject to such Nimble Storage MSUs multiplied by (ii) the Merger Consideration.
(13)	In November 2015, the Board determined that Dr. Maheshwari was no longer an officer as defined in Rule 16a-1 under the Exchange Act or an executive officer as defined in Rule 3b-7 under the Exchange Act. Dr. Maheshwari is included in this table as an affiliate and founder of Nimble Storage and as a signatory to the Support Agreement.

Agreements or Arrangements with Executive Officers of Nimble Storage

Severance Agreements.

Nimble Storage adopted a Change in Control Severance Policy, which is attached hereto as Exhibit (e)(9), and entered into Change in Control Severance Agreements thereunder, a form of which is attached hereto Exhibit (e)(10), with its executive officers that require specific payments and benefits to be provided to such officers in the event of termination of employment under certain circumstances. Pursuant to the Change in Control Severance Agreements, Nimble Storage will provide the following benefits if the executive officer is terminated by Nimble Storage without “cause” (as such term is defined in the Change in Control Severance Agreements) or if the executive officer voluntarily resigns for “good reason” (as such term is defined in the Change in Control Severance Agreements), in each case within the period commencing three months prior to a “change in control” (as defined in the Change in Control Severance Agreement), and ending 12 months following a change in control, subject to the executive officers’ execution and non-revocation of a release of claims in favor of Nimble Storage:

•	a lump sum cash payment, payable on the first business day occurring after the 60th day following termination, equal to 12 months of his or her then current annual base salary plus his or her target bonus as in effect immediately prior to the change in control; and

•	payment of the monthly benefits premium under COBRA for up to 12 months (provided that Nimble Storage may, in its sole discretion, pay the executive officer taxable monthly payments in the amount of such COBRA premiums in lieu of such monthly premium payments).

The consummation of the Transactions will constitute a “change in control” under the Change in Control Severance Agreements.

The Change in Control Severance Agreements include a “better net after tax” cutback provision, which provides that, in the event that any payment to an executive officer would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, or the “Code” (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such executive officer will receive either (1) the total transaction related payments and benefits owed to the executive officer or (2) the total transaction related payments and benefits owed to the executive officer, minus the amount necessary to avoid the imposition of the 20% excise tax Section 4999 of the Code, whichever results in the executive officer receiving the greatest amount of after-tax payments and benefits.

Equity Acceleration

Pursuant to the Change in Control Severance Agreements and the 2013 Plan, each executive officer (other than Mr. Vasudevan, whose equity award acceleration is governed by the Vasudevan Offer Letter) will receive the acceleration of vesting set forth in Section 21.1 of the 2013 Plan. Section 21.1 of the 2013 Plan provides that (1) 50% of the total number of Shares subject to each award will become vested if the holder is subject to an “involuntary termination” (as such term is defined in the 2013 Plan) within 12 months after the “corporate transaction” (as such term is defined in the 2013 Plan); and (2) 25% of the total number of Shares subject to each award will become vested if the holder is subject to an involuntary termination during the period beginning on the first date following the 12 month anniversary of the corporate transaction and ending on the 24 month anniversary of the corporate transaction.

Pursuant to the Vasudevan Offer Letter, Mr. Vasudevan is entitled to 50% acceleration of his then-unvested equity awards upon consummation of a change in control and 100% acceleration in connection with a termination without “cause” (as defined in the Vasudevan Offer Letter) or for “good reason” (as defined in the Vasudevan Offer Letter) on or within 12 months following a “change in control” (as defined in the Vasudevan Offer Letter), subject to Mr. Vasudevan’s execution and non-revocation of a release of claims in favor of Nimble Storage.

The consummation of the Transactions will constitute a “corporate transaction” under the 2013 Plan and a “change in control” under the Vasudevan Offer Letter.

Bonus Plan

Nimble Storage intends to pay prorated fiscal year 2018 annual performance bonuses, based on target levels, to executives and other employees of Nimble Storage under its performance-based bonus programs (together, the “Bonus Plan”) in connection with the consummation of the Transactions.

Nimble Storage MSUs

Nimble Storage granted Nimble Storage MSUs to its executive officers as well as Dr. Maheshwari as described in the section entitled “—Effect of the Merger on Nimble Storage Compensatory Awards and the ESPP—Market-Based Restricted Stock Units.”

Agreements or Arrangements with Directors of Nimble Storage

The 2013 Plan provides that, in the event of a “corporate transaction” (as defined in the 2013 Plan), each non-employee director’s Options (and Restricted Shares held by non-employee directors as a result of prior early exercises of unvested Options) and Nimble Storage RSUs will accelerate and fully vest.

The consummation of the Transactions will constitute a “corporate transaction” under the 2013 Plan.

Effect of Merger Agreement on Employee Compensation and Benefits

For a period of one year following the Effective Time, Parent has agreed to provide to each continuing employee of Nimble Storage, for so long as such employee remains employed by Parent or any of its subsidiaries during such period, (1) base salary (for the avoidance of doubt, excluding any supplemental pay) that is at least equal to that provided to such employee immediately prior to the Effective Time, (2) cash incentive compensation opportunities (including with respect to individual target bonus levels) that are no less favorable than those provided to similarly situated employees of Parent and its subsidiaries (other than Nimble Storage and its subsidiaries), (3) other employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Parent and its subsidiaries (other than Nimble Storage and its subsidiaries) and (4) subject to Parent’s obligations with respect to Nimble Storage benefit plans and agreements providing for severance or other termination pay and/or benefits as described below, upon a termination without cause of such employee, severance benefits that are no less favorable than those provided to similarly situated employees of Parent and its subsidiaries (other than Nimble Storage and its subsidiaries).

Each continuing Nimble Storage employee will be given credit for all service with Nimble Storage and its subsidiaries and their respective predecessors for purposes of eligibility for vacation and service recognition awards under the employee benefit plans of Parent, or any of its subsidiaries in which such employee becomes a participant, and eligibility under the Family and Medical Leave Act, except that such service credit will not apply to the extent that its application would result in a duplication of benefits.

In addition, with respect to each health and welfare benefit plan maintained by Parent or Nimble Storage for the benefit of continuing Nimble Storage employees, Parent has agreed to use commercially reasonable efforts to cause (1) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees (and their eligible dependents) under such plan to the extent that such conditions, exclusions or waiting periods were waived or satisfied under the comparable health or welfare benefit plans of Nimble Storage immediately prior to the Effective Time, and (2) each such employee (or his or her eligible dependents) to be given credit under such plan for all amounts paid by such employee (or his or her eligible dependents) under any similar Nimble Storage benefit plan for the plan year that includes the Effective Time for purposes of satisfying any applicable deductible or out-of-pocket requirements under such plan for the plan year in which the Effective Time occurs.

Nimble Storage has agreed that, if requested by Parent not less than 10 business days before the anticipated Effective Time, the Board (or the appropriate committee thereof) will adopt resolutions and take such corporate action as is necessary to terminate Nimble Storage’s 401(k) plans, effective as of the day prior to the day on which the Effective Time occurs. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the Internal Revenue Service on the termination of the Nimble Storage 401(k) plans, the assets of the plans will be distributed to the participants, and Parent will, to the extent permitted by Parent’s applicable 401(k) plan, permit the continuing Nimble Storage employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans to participants) to Parent’s 401(k) plan, in the form of cash (or in the case of loans, notes), in an amount equal to the full account balance distributed to such employee from Nimble Storage’s 401(k) plans.

Parent has agreed that, at the Effective Time, Parent will assume, perform and discharge in accordance with their applicable terms (including any applicable rights to amend or terminate any such arrangements) all obligations of Nimble Storage and/or its subsidiaries under the Nimble Storage Equity Incentive Plans and each benefit plan or agreement providing for acceleration of vesting of Nimble Storage equity awards or severance or other termination pay and/or benefits.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Nimble Storage’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Nimble Storage for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

In this Schedule 14D-9, Nimble Storage is required to disclose any agreement or understanding, whether written or unwritten, between Nimble Storage’s named executive officers (Messrs. Vasudevan, Singh, Mehta and Murphy) and Nimble Storage or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions. Nimble Storage has entered into the Change in Control Severance Agreements, award agreements evidencing the Nimble Storage MSUs, and the Vasudevan Offer Letter, each of which provides for change in control benefits to the named executive officers, and has agreed to pay prorated fiscal year 2018 annual performance bonus payments at target under the Bonus Plan. The terms and conditions of these agreements are described under the section entitled “—Agreements or Arrangements with Executive Officers of Nimble Storage” and such descriptions are incorporated herein by reference.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of Nimble Storage that is based upon or otherwise related to the Transactions.

For purposes of calculating the potential payments set forth in the table below, Nimble Storage has assumed (1) that the Effective Time occurred on March 10, 2017; (2) that each named executive officer experiences a qualifying termination of employment with Nimble Storage at the Effective Time, triggering the severance payments and benefits described in the section entitled “—Equity Acceleration” of this Schedule 14D-9; (3) that the performance metrics applicable to the Nimble Storage MSUs will be achieved at the maximum level (150%) for the adjusted performance period ending three business days prior to the Effective Time; (4) that 50% of the Nimble Storage Compensatory Awards held by each named executive officer, other than Mr. Vasudevan, accelerates and vests in connection with the termination of his employment; and (5) that pursuant to the Vasudevan Offer Letter, 100% of the Nimble Storage Compensatory Awards held by Mr. Vasudevan, accelerate and vest in connection with the occurrence of the Effective Time and the termination of his employment. For additional details regarding the terms of the payments quantified below, see the section entitled “—Agreements or Arrangements with Executive Officers of Nimble Storage” and the section entitled “—Effect of the Merger on Nimble Storage Compensatory Awards and the ESPP.” The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash ($)(1)	Equity (Single Trigger)($)(2)	Equity (Double Trigger) ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Suresh Vasudevan	894,246.58	27,904,579	3,807,620	2,087.43	32,608,533.01
Anup Singh	540,301.37	546,525	2,948,488	2,087.43	4,037,401.80
Varun Mehta	478,790.14	1,883,013	2,794,850	2,087.43	5,158,740.57
Denis Murphy	634,356.16	131,013	2,750,213	2,087.43	3,517,669.59
Umesh Maheshwari	478,790.14	4,063,696	2,794,850	2,087.43	7,339,423.57

(1)

Cash. Includes the value of the cash severance payments payable under the applicable named executive officer’s Change in Control Severance Agreement, as described above in the section entitled “—Severance Agreements” of this Schedule 14D-9 in the amount of ($850,000 for Mr. Vasudevan, $520,000 for Mr. Singh, $460,800 for Mr. Mehta and $600,000 for Mr. Murphy and $460,800 for Mr. Maheshwari). These severance amounts are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment as described in the section entitled “—Severance Agreements” of this Schedule 14D-9. Also includes prorated bonus payments under the Bonus Plan, which are all “single trigger” in nature, meaning that payment is conditioned solely upon consummation of the Transactions. The amounts included in the column above were calculated based on each executive officer’s target bonus, prorated assuming the Merger closes on March 10, 2017 ($44,246.58 for Mr. Vasudevan, $20,301.37 for Mr. Singh, $17,990.14 for Mr. Mehta, $34,356.16 for Mr. Murphy and $17,990.14 for Mr. Maheshwari).
(2)	Equity. Represents the estimated aggregate value of vested Options with an exercise price less than $12.50, 50% of the unvested Nimble Storage RSUs (other than the Nimble Storage MSUs) held by Mr. Vasudevan and unvested Nimble Storage MSUs that are being cashed out as part of the Transactions. Treatment of all such awards in the Transactions is described in greater detail above in the section entitled “—Effect of the Merger on Nimble Storage Compensatory Awards and the ESPP” of this Schedule 14D-9. The consideration for unvested Options is equal to (1) the number of Shares subject to such Option multiplied by (2) the Merger Consideration minus the applicable exercise price of the Option. The consideration for unvested Nimble Storage RSUs (other than the Nimble Storage MSUs) and unvested Nimble Storage MSUs that are being cashed out as part of the Transactions is equal to (1) the number of Shares subject to such Nimble Storage RSUs or the number of Shares subject to unvested Nimble Storage MSUs that are expected to vest in connection with the Transactions (as described above in the section entitled “—Effect of the Merger on Nimble Storage Compensatory Awards and the ESPP” of this Schedule 14D-9) multiplied by (2) the Merger Consideration. Amounts included in this column are all “single trigger” in nature, which means that payment is conditioned solely upon consummation of the Transactions.

The estimated value of the vested Options, 50% of the unvested Nimble Storage RSUs held by Mr. Vasudevan and the unvested Nimble Storage MSUs that will accelerate upon the closing is quantified for each named executive officer in the table below.

Name	Option Value ($)	Value of RSUs ($)	Value of MSUs ($)	Total Value ($)
Suresh Vasudevan	25,288,967	1,842,325	773,288	27,904,579
Anup Singh	219,000	—	327,525	546,525
Varun Mehta	1,752,000	—	131,013	1,883,013
Denis Murphy	—	—	131,013	131,013
Umesh Maheshwari	3,932,683	—	131,013	4,063,696

(3)	Equity—Double Trigger. Represents the aggregate value of unvested Options, Nimble Storage RSUs, and Nimble Storage MSUs that will be converted into Parent awards, as described in greater detail above in the section entitled “—Effect of the Merger on Nimble Storage Compensatory Awards and the ESPP.” Although such Options, Nimble Storage RSUs and Nimble Storage MSUs will not vest as a result of the Transactions, they would vest, in full or in part, if the named executive officer experienced a qualifying termination of employment as described in greater detail above in the section entitled “—Equity Acceleration” of this Schedule 14D-9. These amounts are “double trigger” in nature.
(4)	Perquisites/Benefits. This amount equals the estimated value of the “double-trigger” COBRA payments to which each named executive officer may become entitled under his Change in Control Severance Agreement as described in greater detail above in the section entitled “—Severance Agreements” of this Schedule 14D-9.

Effect of the Merger on Director and Officer Indemnification and Insurance

The Merger Agreement provides for indemnification and exculpation rights with respect to liabilities for acts or omissions occurring at or prior to the Effective Time, as well as related advancement of expenses and insurance rights, in favor of the current and former directors and officers of Nimble Storage and its subsidiaries (each, an “Indemnified Party”). Specifically, Parent and the Surviving Corporation have agreed to indemnify and advance expenses to the indemnitees to the fullest extent permitted by applicable law with respect to any action, claim, suit or other legal proceeding based in whole or in part on, or arising in whole or in part out of, the fact that the indemnitee is or was a director or officer of Nimble Storage or any of its subsidiaries. For a period of six years after the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation must contain provisions no less favorable with respect to indemnification, exculpation, limitation of liabilities and advancement of expenses with respect to present and former directors and officers of Nimble Storage and its subsidiaries in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time than those set forth in Nimble Storage’s certificate of incorporation and bylaws as of the date of the Merger Agreement.

Pursuant to the Merger Agreement, for a period of six years from the Effective Time, Parent must maintain in effect Nimble Storage’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policies in effect on the date of the Merger Agreement, so long as the aggregate annual premium for such insurance policies does not exceed 300% of the annual premium paid by Nimble Storage for coverage for its 2017 fiscal year (the “Maximum Premium”), and if the annual premiums of such insurance exceed the Maximum Premium, then if and to the extent available commercially, Parent or the Surviving Corporation must obtain a policy with the greatest coverage available for a cost not exceeding such amount. However, in lieu of maintaining the foregoing insurance after the Effective Time, Nimble Storage (prior to the date on which the Effective Time occurs) may (after reasonable consultation with Parent), or at Parent’s written request prior to the such date, Nimble Storage will, or Parent or the Surviving Corporation upon the Effective Time may, obtain a prepaid (or “tail”) directors’ and officers’ liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each person who was covered by such policies on the date of the Merger Agreement on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of the Merger Agreement, so long as the maximum premium for such tail insurance policy does not exceed the Maximum Premium.

Section 16 Matters

As permitted by the Merger Agreement, the Board will adopt a resolution in connection with the closing of the Transactions so that the disposition of all Nimble Storage equity securities pursuant to the Merger Agreement by any officer or director of Nimble Storage who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Section 16 of the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Nimble Storage management and its legal and financial advisors, on March 6, 2017, the Board, among other things, unanimously (1) authorized and approved the execution, delivery and performance of the Merger Agreement, (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions, (3) declared that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to and in the best interests of Nimble Storage stockholders, (4) recommended that Nimble Storage stockholders accept the Offer and tender all of their Shares pursuant to the Offer, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and (5) assuming the accuracy of specified representations and warranties of Parent and Merger Sub, irrevocably approved Parent, Merger Sub and their respective affiliates and the Merger Agreement and the Transactions (including the Offer, the Support Agreement and the Merger) for purposes of Section 203 of the DGCL, and irrevocably exempted such persons, agreements and transactions from, and elected for Nimble Storage, Parent, Merger Sub and their respective affiliates not to be subject to, any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws, including Section 203 of the DGCL, of any jurisdiction that may purport to be applicable to Nimble Storage, Parent, Merger Sub or any of their respective affiliates or the Merger Agreement or the Transactions.

For the reasons described below, the Board unanimously recommends that Nimble Storage’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase and, if applicable, the Letter of Transmittal.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described in the section entitled “—Background of the Merger Agreement; Reasons for Recommendation—Reasons for Recommendation.”

A copy of the Current Report on Form 8-K issued by Nimble Storage, dated March 6, 2017, announcing the execution of the Merger Agreement, is incorporated herein by reference in its entirety.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

The Board, together with the Company’s management and with the assistance of the Company’s advisors, has from time to time reviewed and considered various strategic and other opportunities available to the Company to enhance stockholder value, taking into consideration, among other things, the Company’s performance, competitive dynamics and industry trends. These reviews have included discussions as to whether the continued execution of the Company’s strategy as a standalone company or the possible sale of the Company to a third party offered the best avenue to maximize stockholder value, and the potential benefits and risks of any such course of action.

In December 2013, the Company completed an initial public offering (the “IPO”) of its common stock priced at $21.00 per share. For a period of time following the IPO, the Company’s stock price remained at or higher than its IPO price. However, on November 20, 2015 the Company’s common stock price fell approximately 51% to $10.05 per share, down from $20.39 at the prior day’s close, following an announcement of the Company’s financial results for the third quarter of its fiscal year 2016, which had fallen short of the Company’s previous expectations, with revenue growth being less than the Company had previously forecast. For the remainder of fiscal year 2016 and in fiscal year 2017, the price of the Company’s common stock declined further, falling as low as $5.73 at the close of business on February 16, 2016.

In the early summer of 2016, Mr. Suresh Vasudevan, the chief executive officer of the Company had informal discussions with Mr. Manish Goel, who was at that time the general manager of the Storage business unit within the Enterprise Group of Parent. However, this did not lead to any specific proposal or formal interactions with Parent. Mr. Vasudevan informed the Board of these discussions at a regularly scheduled meeting of the Board on August 18, 2016.

In late October 2016, a representative of a certain company (referred to as “Party A”) reached out to an employee of the Company to discuss the potential for a strategic transaction. Mr. Vasudevan also received a call from an investment banker who indicated that Party A had expressed interest in exploring a strategic investment or acquisition in the storage industry, and that Party A had identified the Company as a potential target. On November 8, 2016, a representative of Party A requested a meeting with the management team of the Company to specifically explore a potential acquisition of the Company by Party A, and the parties engaged in preliminary discussions.

In early November 2016, the Company’s management became aware of public rumors that Parent may be exploring a potential acquisition of a vendor of hyper-converged IT infrastructure systems. On November 9, 2016, Mr. Anup Singh, the chief financial officer of the Company, spoke with representatives of Goldman, Sachs & Co. (“Goldman Sachs”), which had acted as the lead underwriter in the Company’s IPO, and from time to time provided the Company advice on strategic and financial matters, and inquired whether Goldman Sachs could determine whether Parent may be interested in a possible strategic transaction involving Parent and the

Company. The representatives of Goldman Sachs noted that Goldman Sachs has provided Parent financial advisory and/or underwriting services from time to time, and in particular, had advised Parent in connection with two recently announced strategic transactions. Mr. Singh asked representatives of Goldman Sachs to contact Parent about its previously expressed interest in acquiring the Company. Around this time, Mr. Vasudevan also contacted Mr. Goel, the former general manager of the Storage business unit within the Enterprise Group of Parent, who introduced Mr. Vasudevan to Mr. Vishal Bhagwati, the senior vice president of corporate development at Parent.

A meeting between Parent and the Company was subsequently scheduled for November 14, 2016, and the parties agreed that Parent and the Company would enter into a mutual nondisclosure agreement to allow the parties to exchange certain non-public information and hold further discussions.

On November 14, 2016, representatives of Goldman Sachs held a call with Mr. Vasudevan and Mr. Singh, and discussed the upcoming meeting between the Company and Parent and which other companies were most likely to have interest in discussing a potential strategic transaction involving the Company.

Also on November 14, 2016, Mr. Bhagwati met with Mr. Vasudevan and discussed the strategic fit between the two companies.

Also around this time, representatives of Goldman Sachs were in periodic contact with Mr. Bhagwati, who reiterated that Parent would be interested in exploring a strategic transaction involving Parent and the Company.

On November 17, 2016, the Board held a regularly scheduled meeting. In a private session, the Board discussed, among other things, the possibility of an acquisition of the Company by Party A or Parent. Mr. Vasudevan reported to the Board on the various recent contacts that had occurred between the Company and Party A and Parent, respectively, about a potential transaction. The Board discussed whether it would be appropriate to further investigate a potential strategic transaction involving the Company and discussed the current market valuation of the Company, its relative strengths and risks in the storage industry, its potential for growth and increasing stockholder value as an independent company, and other companies that could potentially be interested in acquiring the Company. The Board discussed Party A’s potential interest with management, including Party A’s strategic motivation for exploring an investment or acquisition and the likelihood that it could consummate an acquisition of the Company.

The Board further discussed Parent’s interest in the Company and the likelihood that it would make a specific offer. At the meeting, the Board considered whether to engage a financial advisor in order to conduct an exploration of the Company’s strategic alternatives, whether this was the right time to pursue such a process, and the risks and benefits of such a process. Members of the Board expressed their concerns about the distractions that would be caused by discussions with potential acquirers regarding the possibility of a strategic transaction, and the risk of diverting management’s attention away from the operations of the Company when it was important to execute on the Company’s business plan. The Board also discussed the Company’s relative strengths in the storage industry, its anticipated development of new products for cloud and analytics, and its potential for growth and increasing stockholder value as an independent company, as well as the risks of increasing competition in the storage industry. After further discussion with management, the Board determined that it would be appropriate and in the best interests of the stockholders of the Company to conduct a preliminary exploration of potential interest in a strategic transaction involving the Company and the value that could be obtained in an acquisition of the Company. The Board also determined to establish a subcommittee of the Board, consisting of a smaller subset of directors with appropriate experience, to advise management in connection with this preliminary exploration of interest. The Board authorized the subcommittee to advise management on this preliminary exploration, but did not grant the subcommittee the authority to proceed with any specific opportunity or to enter into an engagement letter with a financial advisor. The Board appointed Mr. Jim Goetz and Mr. Jerry Kennelly to the subcommittee.

A mutual nondisclosure agreement, which did not include a standstill provision, was negotiated and entered into by Parent and the Company on November 17, 2016.

On November 21, 2016, members of the Company’s management met with a larger group of representatives from Parent’s business and corporate development teams, and the parties continued to discuss the Company’s business and technology and the possibility of a strategic transaction involving the two companies.

On November 22, 2016, the Company announced its preliminary results for the third quarter of fiscal 2017, which reflected revenue that was in line with prior guidance. In addition, the Company announced guidance for revenue and operating loss for its fourth quarter of fiscal 2017. On November 23, 2016, the Company’s stock price fell approximately 16% to $7.77 from $9.24 at the close on the prior date.

During the last week of November and early December, the Company responded to requests for preliminary diligence materials from Parent and provided certain non-public information.

On December 9, 2016, the Company and Party A entered into a nondisclosure agreement, which did not include a standstill, and management and certain members of the Company’s technical team participated in an all-day due diligence session with representatives of Party A. Party A continued to express interest in a potential strategic transaction involving the Company, but stated that it would need to discuss the transaction internally and further evaluate any potential strategic transaction in light of Party A’s anticipated future direction and prospects.

Also on December 9, 2016, Goldman Sachs met with Mr. Vasudevan, Mr. Singh and Mr. Varun Mehta, the Company’s founder and vice president of product operations, to discuss the possibility of a strategic transaction with Parent and other companies that may have an interest in discussing a potential strategic transaction involving the Company.

On December 15, 2016, representatives of the Company and senior executives of Parent had a follow-up meeting to review the Company’s product and technology architecture. Following the meeting, the senior executives of Parent expressed interest in further exploring a potential acquisition by Parent of the Company. There was no further substantive contact with Parent after this meeting until the third week of January 2017, when executives of Parent contacted Mr. Vasudevan to express continued interest in pursuing an acquisition of the Company.

In late December, representatives of Party A contacted Mr. Singh and informed him that Party A was undergoing a significant change in management and strategic focus and would no longer be pursuing a potential acquisition of the Company. All discussions with Party A ceased after this time.

Throughout December 2016 and January 2017, Mr. Vasudevan kept Mr. Goetz and Mr. Kennelly, the members of the subcommittee of the Board, regularly apprised on the discussions and exchanges with Party A and Parent. Mr. Vasudevan also discussed with the subcommittee and sought its guidance on the various criteria to consider when engaging a financial advisor. The subcommittee discussed with Mr. Vasudevan which investment bank would be best suited to advise the Company and the Board in a potential transaction and considered, among other things, any engagements the investment banks had with Parent.

On January 31, 2017, Mr. Bhagwati sent Mr. Vasudevan an indicative non-binding proposal (the “January 31 Proposal”) with regard to an acquisition by Parent of all of the outstanding shares of the Company at an indicative price of $10.50 per share (the “Preliminary Purchase Price”). The Preliminary Purchase Price represented a premium of approximately 23% to the Company’s stock price of $8.51 per share at the close of trading on January 30, 2017. The January 31 Proposal noted that the offer of the Preliminary Purchase Price was subject to a number of conditions, and in particular a full due diligence review of the Company to Parent’s satisfaction, including a technical review of the Company’s products. Furthermore, the January 31 Proposal was subject to the Company agreeing to negotiate exclusively with Parent, and not to solicit or negotiate alternative acquisition proposals with, or provide information to, any other party for an initial period of 30 days, with such exclusivity period being automatically extended thereafter until either Parent or the Company provided the other party 10 days’ notice of termination at any time after the 20th day of such exclusivity period. Mr. Vasudevan acknowledged receipt of the January 31 Proposal and indicated that, while he would need to consult with the

Board, the Preliminary Purchase Price was inadequate in his view, and that he believed the Board would be interested in an offer in the range of $14.00 – $15.00 per share. Mr. Bhagwati responded that he would need to discuss any potential increase in Parent’s offer price with the Parent executive team.

Later in the day on January 31, 2017, Mr. Vasudevan discussed the terms of the January 31 Proposal with the members of the subcommittee of the Board, and received advice and direction from the subcommittee on further negotiations with Parent and on other potential acquirers that the Company should approach to solicit interest in a potential strategic transaction.

On February 1, 2017, Mr. Bhagwati verbally informed Mr. Vasudevan that after internal consultation, Parent would be willing to increase its offer to $11.75 per share. Also on February 1, 2017, Mr. Vasudevan instructed Goldman Sachs to reach out to a company referred to as “Party B” and determine whether Party B would be interested in discussing a strategic transaction involving the Company and Party B at a meeting that had been previously scheduled for the afternoon of February 1, 2017. A representative of Goldman Sachs reached out to Party B and Mr. Goetz also called a senior executive at Party B. Later that afternoon, Mr. Vasudevan and other members of the Company’s management met with members of Party B’s management and discussed the possibility of a strategic transaction involving the Company and Party B. The members of Party B’s management stated that on-premise storage was not an area of priority at the time, but that they would give the matter further consideration and respond to the Company within a couple of days with respect to their level of interest in a potential strategic transaction.

On February 2, 2017, the Board held a special meeting with members of management and representatives of Fenwick & West LLP (“Fenwick”), the Company’s legal advisors, in attendance. At the special meeting, Mr. Vasudevan reviewed with the Board the January 31 Proposal, a copy of which had been provided to the directors in advance of the meeting, and reported on other interactions between Parent and the Company which had preceded the delivery of the January 31 Proposal and subsequent discussions with Parent. The Board discussed the terms of the January 31 Proposal, including Parent’s request for a 30-day exclusivity period, the Preliminary Purchase Price and Parent’s indication of its willingness to increase its offer to $11.75 per share. The Board then discussed the risks of remaining a standalone company and the increased competition and consolidation trends in the storage industry. Representatives of Fenwick discussed with the Board its fiduciary duties in considering a “sale of control” transaction and the processes the Board could consider to seek the best available price for stockholders reasonably available under the circumstances if it determined to proceed with a sale of the Company. The Board discussed the process for determining whether parties other than Parent would be interested in potentially acquiring the Company before agreeing to exclusivity with Parent.

At the same Board meeting, Mr. Vasudevan updated the Board on the meeting between members of Company management and representatives of Party B on February 1, 2017. Mr. BJ Jenkins, a director of the Board, also reported to the Board that after discussion with Mr. Vasudevan about the January 31 Proposal, he had reached out earlier that day to a senior executive of a company referred to as “Party C” who stated that Party C had a low level of interest in potentially acquiring the Company because its strategic focus was on cloud-based storage. The Board discussed other potential candidates that may have an interest in acquiring the Company.

During the meeting, the Board asked questions of Mr. Singh about the Company’s financial condition and planned path and timeframe to achieve profitability. The Board then directed Mr. Vasudevan to respond to Parent that the Preliminary Purchase Price indicated by Parent was inadequate and that it did not fairly value the Company’s long-term prospects. The Board authorized Mr. Vasudevan to negotiate with Parent to seek a meaningfully higher purchase price per share and to inform Parent that the Company was not prepared at this time to enter into any exclusivity arrangement in the context of an offer at the Preliminary Purchase Price. The Board also discussed the possibility of ultimately accepting an exclusivity arrangement if necessary to secure an offer at a higher price.

The Board further discussed retaining a financial advisor to represent the Company in its negotiations with Parent and its investigation of potential alternative strategic transactions. Mr. Vasudevan and Mr. Singh both recommended that the Board approve the engagement of Goldman Sachs as financial advisor to the Company in connection with a potential transaction. The Board considered Goldman Sachs’ qualifications, expertise and reputation, its knowledge of the Company’s industry and its close familiarity with the Board, the Company’s business and management team, as well as Goldman Sachs’ prior and existing engagements with Parent. The Board then authorized the members of the strategic subcommittee to negotiate the terms of an engagement letter with Goldman Sachs. Later that day, Goldman Sachs was formally engaged as the financial advisor to the Company.

On February 2 and February 3, 2017, based on instructions from the Board, representatives of Goldman Sachs reached out again to Party B, and contacted two other companies that the Board had determined, with the advice of its advisors, could potentially be interested in a strategic transaction with the Company, referred to as “Party D” and “Party E” respectively. On February 3, 2017, representatives of Goldman Sachs held calls with each of Party B, Party D and Party E, and each indicated that they were not interested in a strategic transaction with the Company. In addition, during this time, Mr. Vasudevan had several rounds of negotiations with Mr. Bhagwati, seeking to increase the Preliminary Purchase Price.

On February 3, 2017, representatives of Parent verbally indicated that Parent would be able to pay $12.00 per share, and Mr. Vasudevan responded that the revised offer would need to be closer to the Company’s starting point of $14.00 per share.

Later that day, representatives of Parent verbally conveyed Parent’s best and final offer of $12.50 per share, which represented a premium of approximately 48% to the closing stock price of $8.47 on February 2, 2017. Furthermore, Mr. Bhagwati made it clear to Mr. Vasudevan that Parent would not be willing to proceed unless the Company agreed to the 30-day exclusivity arrangement with Parent. During the evening of February 3, representatives of Fenwick negotiated the terms of Parent’s non-binding indication of interest and the terms of the binding exclusivity arrangement with representatives of Parent’s legal team. The revised letter of indication (the “Letter of Intent”) included, along with the increased indicative price of $12.50 per share, a right of the Company to request a price confirmation from Parent after the initial 15 days of the exclusivity period and a right of the Company to terminate the exclusivity prior to the end of the 30th day of the exclusivity period if Parent did not provide satisfactory price confirmation within 72 hours of receiving such request.

On the morning of February 4, 2017, the Board held a special meeting with members of management and representatives of Fenwick and Goldman Sachs in attendance. Mr. Vasudevan provided an update to the Board on the various discussions that he had with representatives of Parent since the last Board meeting. A representative of Fenwick reviewed with the Board the Letter of Intent, including the revised terms of the exclusivity arrangement and the Company’s termination right that would be available if Parent did not respond to a price confirmation request. A representative of Goldman Sachs reviewed Parent’s proposal for an acquisition of the Company at the increased price of $12.50 per share with the Board, reviewed the process that the Company engaged in to determine other parties who might have interest in a strategic transaction with the Company and reported on the status of the outreach to date to other such potential buyers. The Goldman Sachs representative reported that he had received confirmation from Party B that after careful evaluation from the senior decision-makers at Party B, Party B was not interested in pursuing an acquisition of the Company at this time. Mr. Jenkins also noted that he had spoken with a senior executive at Party C, who indicated Party C was not interested in pursuing a transaction with the Company at that time. The Goldman Sachs representative also reported that Goldman Sachs representatives had reached out to Party D and Party E, and that both parties had responded that they were not interested in a potential transaction with the Company.

The Goldman Sachs representative also discussed with the Board the possibility of contacting other companies, including a company referred to as “Party F.” The Goldman Sachs representative explained to the Board that Party F may have a strategic interest in the Company, but that Party F would not necessarily be able to move quickly, that given its current cash position, Party F would likely need to incur debt in order to complete a cash acquisition of this size, and that Party F would likely need more extensive and cumbersome regulatory approvals in order to consummate a transaction. Mr. Vasudevan noted that, given these circumstances, he would not advise further pursuing a transaction with Party F. After further discussion, the Board decided not to reach out to Party F at this time. Mr. Vasudevan also noted that Party A had informed the Board in early January that it would not be in a position to pursue an acquisition of the Company given its change in focus.

The Board and Goldman Sachs discussed whether there were any other potential acquirers for the Company that would be in a position to consummate a strategic transaction on better terms than those offered by Parent in a reasonable timeframe and, following such discussion, the Board determined that the parties contacted by the Company and Goldman Sachs were the most likely candidates for any such transaction with the Company. The Board discussed the merits and risks of contacting other parties, including the risk of Parent withdrawing its Letter of Intent and the likelihood of being able to find a potential buyer that would make a higher offer at this time. The Board also discussed Parent’s requirement that the Company agree to a 30-day exclusivity arrangement in order for Parent to proceed and the provisions negotiated to enable the Company to terminate exclusivity early absent a price confirmation by Parent following a request by the Company after 15 days. The Board and representatives of Fenwick discussed the circumstances under which the Company would be entitled to negotiate with third parties making an acquisition proposal after an agreement with Parent was signed, and the circumstances under which the Board could exercise its fiduciary duties to terminate an executed merger agreement with Parent and accept a competing proposal. After further discussion, and taking into consideration the advice of management, Goldman Sachs and Fenwick, and the substantial increase in price offered by Parent, the Board determined that it would be in the best interests of the Company’s stockholders to proceed with negotiations with Parent based on its Letter of Intent on an exclusive basis. The Board approved the Letter of Intent containing the price per share of $12.50, including the obligation to negotiate exclusively with Parent until 11:59 pm on March 5, 2017, and authorized Mr. Vasudevan to execute such Letter of Intent.

Following the Board meeting, at the direction of the Board, Mr. Vasudevan contacted Mr. Bhagwati to inform him that the Board was willing to commence due diligence and move forward with the Letter of Intent.

Later on the morning of February 4, 2017, the Letter of Intent was executed by Mr. Vasudevan and Mr. Bhagwati.

On the evening of February 5, 2017, representatives of Parent provided a due diligence request list to the Company. On February 8, 2017, the Company gave representatives of Parent and representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisors to Parent, and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), legal counsel to Parent, access to an electronic data room that contained non-public information about the Company.

From February 8 through February 15, representatives of the Company and Parent held a series of due diligence meetings at the offices of Fenwick in Mountain View, California and held diligence calls regarding the Company’s business, products and technology, finance, accounting and tax, legal and compliance matters, procurement, employee benefits and other topics. Following this initial set of meetings, the Company and its representatives continued to respond to additional diligence requests and hold numerous follow-up calls and meetings to discuss further questions raised and requests made by Parent and its representatives.

On February 15, 2017, Fenwick received a draft merger agreement from Wachtell Lipton. Among other things, the draft merger agreement proposed (i) a termination fee of 3.8% of the equity value of the Company that would be payable by the Company to Parent under certain circumstances, including if the Company terminated the merger agreement with Parent to accept a superior proposal, or, in some cases, if the Company entered into an alternative proposal within a “tail” period of 12 months; (ii) that Parent would not agree to divest any assets or agree to any conduct remedies if required in order to obtain relevant antitrust approvals; (iii) that several of the Company’s representations and warranties would be tested without any materiality qualifications as a condition to the closing of the Offer; and (iv) various procedural restrictions on the Company’s ability to entertain competing offers or for the Board to change its recommendation in favor of the transaction after the execution of the merger agreement. The draft merger agreement also contemplated that a support agreement would be entered into by certain executives of the Company and Sequoia Capital, a major stockholder of the Company that has a Board representative, Mr. Goetz.

On February 16, 2017, the Board held a regular meeting to review, among other things, the Company’s performance for the fourth fiscal quarter of fiscal 2017, and the annual operating plan for fiscal 2018 (“FY18 AOP”). Mr. Singh reviewed the Company’s five-year trends in gross margin, leverage, cash balance and cash burn and presented the FY18 AOP to the Board, including a detailed discussion of anticipated improvements in operating expenses and headcount growth and the fiscal 2018 operating income breakeven level and cash flow. The Board reviewed and discussed the FY18 AOP and asked Mr. Singh questions, after which the Board approved the FY18 AOP.

Following the regular session, the Board continued discussion in an executive session at which representatives of Goldman Sachs and Fenwick were also in attendance. Representatives of Goldman Sachs discussed their preliminary financial analysis of an acquisition of the Company by Parent with the Board at the proposed price of $12.50 per share and the methodologies underlying such analysis, and also discussed whether the proposed price was the highest price that Parent would be willing to pay and how such price compared with various valuation metrics for the Company as a standalone business. Mr. Singh reviewed with the Board the assumptions that had been included in the Projections (as defined below in the section entitled “—Certain Unaudited Financial Prospective Information of Nimble Storage”) that had been prepared by management as an extension of the FY18 AOP and approved for use by representatives of Goldman Sachs in their preliminary financial analysis. Following discussion among Goldman Sachs, management and the Board regarding the financial analysis and the Projections, representatives of Fenwick provided the Board with a high-level overview of the diligence process and a summary of the key issues in the draft merger agreement received from Wachtell Lipton, including the size of the proposed termination fee.

Prior to February 19, 2017, representatives of Fenwick and Goldman Sachs discussed with management the timing of sending a letter to Parent requesting confirmation on purchase price. After consultation with its advisors, the Company’s management determined to send the request for the price confirmation on or after February 23, following Parent’s internal due diligence review session.

On the evening of February 21, 2017, Fenwick and the Company delivered to Wachtell Lipton a revised draft of the merger agreement, which revised draft proposed, among other things, (i) a termination fee of 2% of the equity value of the Company and limited the circumstances under which a fee would be payable during the “tail period” of 12 months after the merger agreement was terminated if the Company did not immediately enter into a superior transaction; (ii) that Parent would agree to divest assets if required in order to obtain antitrust approval so long as such action would not have a material adverse effect on Parent, Merger Sub or the Company, measured on a scale relative to the Company; (iii) did not test any of the Company’s representations and warranties without a materiality qualification as a closing condition; and (iv) removed various procedural restrictions on the Company’s ability to entertain competing offers or for the Board to change its recommendation in favor of the transaction after the execution of the merger agreement.

On February 22, 2017, Wachtell Lipton delivered to Fenwick a draft support agreement to be entered into by certain executives of the Company and Sequoia Capital.

On February 23, 2017, representatives of Goldman Sachs had a discussion with representatives of Parent about the timing of the price confirmation letter. The representatives of Parent verbally confirmed to Goldman Sachs that their views on price had not changed since the Letter of Intent, but noted that Parent’s senior management executive session to further consider the acquisition was scheduled for the afternoon of Monday, February 27, and requested that the Company allow Parent to respond to the price confirmation letter following such session.

After discussion with Mr. Vasudevan and Mr. Singh, representatives of Goldman Sachs communicated that the Company had agreed to wait until Saturday, February 25 to send the price confirmation letter, giving Parent until February 28, 2017 to respond.

On February 24, 2017, Wachtell Lipton returned a draft of the merger agreement to Fenwick which proposed, among other things, (i) a termination fee of 3.2% of the equity value of the Company; (ii) that Parent would not agree to divest any assets or agree to any conduct remedies if required in order to obtain relevant antitrust approvals; (iii) tested several (although less than Parent’s initial proposal) of the Company’s representations and warranties without any materiality qualification as a closing condition; and (iv) reinstated some but not all of the procedural restrictions on the Company’s ability to entertain competing offers or for the Board to change its recommendation in favor of the transaction after the execution of the merger agreement.

On the morning of February 25, 2017, a representative of Goldman Sachs sent a letter executed by Mr. Vasudevan requesting that Parent confirm by February 28, 2017 that it intends to complete the proposed acquisition on the economic terms set forth in the Letter of Intent, including at a price per share at least equal to the price set forth in the Letter of Intent.

On February 27, 2017, Goldman Sachs provided a letter to the Company listing, among other things, certain matters in connection with which Goldman Sachs has provided financial advisory and/or underwriting services to Parent in recent years.

On February 27, 2017, the Board held a special meeting at which management provided an update on the sales forecast and guidance for the first quarter of fiscal 2018 and the full year guidance for fiscal 2018. Following discussion of the first quarter and fiscal 2018 guidance, the Board continued in closed session to discuss the proposed transaction with Parent, including, among other things, the impact of the transaction on the Company’s performance-based bonus plans for fiscal 2018 and the status of due diligence process being conducted by Parent. Representatives of Fenwick also provided an overview of the open issues in the draft merger agreement and answered questions and received guidance from the Board.

On the morning of February 28, 2017, Mr. Bhagwati countersigned and returned the price confirmation letter to Goldman Sachs, confirming Parent’s intent to complete the proposed acquisition on economic terms substantially similar to those set forth in the Letter of Intent and at a price per share at least equal to $12.50. In addition, Mr. Bhagwati requested that the exclusivity period be extended from 11:59 pm, Pacific time, on March 5, 2017 to 1:00 pm, Pacific time, on March 7, 2017 (the “Extension Request”). After discussion with Company management and representatives of Fenwick, management and representatives of Goldman Sachs reported to Mr. Bhagwati and other representatives of Parent that the Extension Request would be considered by the Board at a special meeting on March 3, 2017. However, Mr. Vasudevan emphasized that it was important to the Company that the transaction be announced prior to the start of trading on March 7, 2017 when the Company was scheduled to announce its earnings report with respect to the fourth quarter of the fiscal year ended January 31, 2017.

That same day, representatives of Fenwick and Ms. Aparna Bawa, general counsel of the Company, as well as representatives of Wachtell Lipton and Mr. Rishi Varma, deputy general counsel of Parent, and Mr. Sergio Letelier, associate general counsel of Parent, met at the offices of Fenwick in Mountain View, California, to discuss the open issues in the draft merger agreement, including the termination fee payable by the Company, the triggers for payment of the termination fee, the commitment of Parent to obtain required regulatory approval to consummate the transactions, the scope of the representations and warranties to be made by the Company in the merger agreement, and the restrictions on the Company’s activities between the signing of the merger agreement and the earlier of the closing of the transaction and the termination of the merger agreement. The representatives of Fenwick proposed a termination fee of 2.5% of the equity value and the representatives of Wachtell Lipton and Parent expressed a strong desire for the termination fee to be in the region of 3.0%.

On March 1, 2017, the parties finalized the support agreement, subject to further review and comment from the parties entering into the support agreement, including Sequoia Capital.

On March 2, 2017, representatives of Wachtell Lipton and Fenwick, as well as representatives from the legal teams of Parent and the Company, telephonically discussed the various open issues in the draft merger agreement. Following the call, Wachtell Lipton provided a revised draft of the merger agreement which reflected the outcome of the February 28 negotiations, proposed a lower termination fee equal to approximately 2.9% of the fully diluted equity value of the Company, and proposed a more stringent commitment on the part of Parent with respect to its efforts to obtain required regulatory approvals to close the transaction.

On March 3, 2017, the Board held a special meeting at which representatives of Fenwick and Goldman Sachs were in attendance. Representatives from Fenwick again reviewed with the Board its fiduciary duties in considering the proposed transaction with Parent. Representatives of Fenwick then described the principal terms of the merger agreement, including the tender offer structure, the conditions to the tender offer and to the merger, including the regulatory approvals required to be obtained, the treatment of employee equity awards and the interim operating covenants that imposed certain limitations on the Company’s operations between signing and closing. In particular, representatives of Fenwick discussed with the Board the restrictions on the Company’s and the Board’s ability to solicit competing proposals or knowingly encourage topping bids, but described the circumstances under which the Company and the Board could provide confidential information to a potential bidder and negotiate with a potential bidder, and the circumstances under which the Board could decide to change its recommendation or terminate the merger agreement to accept a superior proposal, subject to paying a termination fee to Parent. The representatives of Fenwick noted that the precise calculation and amount of the termination fee was one of the few open points in the draft merger agreement. They then led a discussion about the merger agreement terms and the proposed transaction with the Board, management and representatives of Goldman Sachs, including the likelihood of a topping bid. Following such discussion, a representative of Goldman Sachs recapped for the Board the market check and the price negotiation process that had been conducted to date and provided a detailed review of its financial analysis of the proposed acquisition by Parent of all outstanding Shares at $12.50 per Share in cash. The Board asked questions about, and discussed the various valuation analyses included in, the Goldman Sachs presentation.

Following such presentations, Mr. Vasudevan asked the Board to consider Parent’s Extension Request to permit the parties to complete the negotiation of the merger agreement and related documents in order to sign the merger agreement and announce the transaction by March 7, 2017. Noting the progress made on the merger agreement, and taking into consideration the advice from management, Fenwick and Goldman Sachs, the Board determined to approve the Extension Request. Following the Board meeting, Ms. Bawa and Mr. Letelier documented the extension of the exclusivity period to 1:00 p.m., Pacific time on March 7, 2017.

From March 3 through March 5, 2017, representatives of Wachtell Lipton and Fenwick, as well as representatives from the legal teams of Parent and the Company, telephonically discussed the various open issues in the draft merger agreement and exchanged drafts of the merger agreement. On the afternoon of March 5, 2017, Mr. Vasudevan and Ms. Bawa had a telephonic discussion with representatives of Parent, including Mr. Bhagwati and Mr. Letelier, and resolved the key open issues in the merger agreement, including that the size of the termination fee would be $40,800,000, representing approximately 2.9% of the fully diluted equity value of the Company at the proposed purchase price.

On the morning of March 6, 2017, Wachtell Lipton and Fenwick finalized the Merger Agreement and the Support Agreement.

That afternoon, Parent held a meeting of its board of directors at which Parent’s entry into the Merger Agreement and related matters were approved by a unanimous vote of the directors present at the meeting.

Shortly thereafter, the Company also held a special meeting of the Board at which representatives of Fenwick and Goldman Sachs were in attendance. Representatives of Fenwick reported that there had been no material changes to the terms of the Merger Agreement since the Board meeting on March 3, other than to agree on a termination fee of $40,800,000, representing approximately 2.9% of the fully diluted equity value of the Company at the proposed purchase price.

Representatives of Goldman Sachs also confirmed that there had been no material changes to their financial analysis of the proposed acquisition of the Company since the prior Board meeting. Goldman Sachs representatives discussed with the Board certain matters with respect to which Goldman Sachs has provided financial advisory and/or underwriting services to Parent as described in the February 27, 2017 letter. The representatives of Goldman Sachs then delivered its oral fairness opinion that as of such date, and based upon and subject to the factors and assumptions set forth in its opinion letter, the $12.50 in cash per Share to be paid to the stockholders of the Company pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders (other than Parent and its affiliates), as more fully described in the section entitled “—Opinion of Nimble Storage’s Financial Advisor.” The representatives of Fenwick then walked the Board through the various resolutions that they were being asked to approve, and the Board asked questions and held discussions, including as to certain matters described in the section entitled “—Reasons for Recommendation.” Following such discussions, the Board unanimously determined to approve and declare advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommend that the stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer to be commenced by a subsidiary of Parent.

Following the approval by the board of directors of Parent and the Board of the Merger Agreement, representatives of the parties executed the Merger Agreement and the Support Agreement on March 6, 2017.

At approximately 4:45 a.m. Pacific time on March 7, 2017, Parent issued a press release and the Company issued a public statement by Mr. Vasudevan announcing the execution of the Merger Agreement.

Reasons for Recommendation

The Board, in evaluating the Transactions, consulted with the Company’s management, legal counsel and financial advisors, and, in reaching its unanimous decision to (1) authorize and approve the execution, delivery and performance of the Merger Agreement, (2) approve and declare advisable the Merger Agreement, the Offer, the Merger and the other Transactions, (3) declare that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to and in the best interests of Nimble Storage stockholders and (4) recommend that Nimble Storage stockholders accept the Offer and tender all of their Shares pursuant to the Offer, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement, considered and evaluated a number of factors, including, but not limited to, the following (not in any relative order of importance):

Maximizing Stockholder Value. The Board’s belief, after a comprehensive review of:

•	the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company;

•	other strategic opportunities reasonably available to the Company;

•	the relative certainty and liquidity of the all-cash consideration in the Offer and the Merger compared to the risks and uncertainty associated with the operation of the Company’s business as an independent company;

•	the results of the process through which the Company, with the assistance of its financial advisor, sought to engage in discussions with other companies believed to be the most likely candidates to pursue a business combination with or an acquisition of the Company before it agreed to engage in exclusive negotiations with Parent, as more fully described above under the section entitled “—Background of the Merger Agreement”; and

•	the unlikelihood of a transaction proposal at a higher value than the cash price to be paid by Parent pursuant to the Merger Agreement, in light of the fact that the Company had actively solicited interest from the most likely candidates for a potential acquisition that were identified after extensive discussions with its financial advisor and with management and that none of the parties contacted had expressed interest in pursuing a transaction with the Company;

that the all-cash Offer Price represented full and fair value for the Shares and that a sale of the Company through the consummation of the Offer and the Merger represented the Company’s best reasonably available prospect for maximizing stockholder value.

•	Premium to Current and Historical Trading Prices of Common Stock. The relationship of the Offer Price of $12.50 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Offer Price represents as of March 3, 2016 (the last trading day included in the Goldman Sachs financial analysis that was presented at the meeting of the Board to consider and approve the Merger Agreement):

•	a premium of 33.8% based on the latest 52 weeks’ high market price of $9.34 per Share;

•	a premium of 99.7% based on the latest 52 weeks’ low market price of $6.26 per Share;

•	a premium of 53.8% based on the latest year’s volume weighted average market price of $8.13 per Share;

•	a premium of 47.2% based on the latest three months’ volume weighted average market price of $8.49 per Share;

•	a premium of 41.4% based on the latest one month’s volume weighted average market price of $8.84 per Share; and

•	a premium of 44.8% based on the March 3, 2017 closing market price of $8.63 per Share.

•	Business and Financial Condition and Prospects. The Board’s and management’s knowledge and familiarity with the Company’s business, financial condition, results of operations and future growth prospects if the Company were to remain an independent public company, including:

•	the Company’s relative strengths in the storage industry and its anticipated development of new products for cloud and analytics, including the potential benefits of, as well as the significant risks associated with, continuing to pursue the Company’s business plans as an independent public company;

•	the Company’s potential for growth and increasing stockholder value as an independent public company in light of the risks and competition facing standalone storage companies, including the threat of the cloud and the trend of more storage being consumed as converged and/or hyper-converged systems, and the importance of scale for competing in the storage industry; and

•	the likelihood that the Company could achieve profitability in the near term while continuing to operate as a standalone public company and the challenges of having to simultaneously make and increase investments in the Company, its products and its sales and marketing in different regions in order to sustain its growth rate, compete within its industry and grow market share.

•	Negotiations with Parent. The course of negotiations between the Company and Parent, and the resulting increase from an initial indication of $10.50 to $12.50 in the price per Share (an increase of approximately 19%), and the Board’s belief that $12.50 per Share was the maximum amount that Parent would be willing to pay based on input from management and its financial advisor with respect to Parent’s statements made and positions taken during the negotiations.

•

Arms’ Length Negotiations. The Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were made more favorable to the Company and its stockholders, including the increased offer price and the lower termination fee than had been initially proposed by Parent, as a result of robust arms’ length negotiations between the Company, with the assistance of its advisors, on the one hand, and Parent and Merger Sub, with the assistance of their advisors, on the other hand.

•	Opinion of Financial Advisor. Goldman Sachs’ oral opinion, subsequently confirmed in writing, that as of March 6, 2017, and based upon and subject to the factors and assumptions set forth in its opinion letter, the $12.50 in cash per Share to be paid to the stockholders of the Company pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders (other than Parent and its affiliates), as more fully described in the section entitled “—Opinion of Nimble Storage’s Financial Advisor.”

•	Likelihood of Completion. The Board’s belief of the reasonable likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, (1) the limited number and customary nature of the conditions to the Offer and the Merger, and in particular the lack of any financing conditionality, (2) the fact that Parent has agreed to cause the performance of the obligations of Merger Sub under the Merger Agreement, (3) Parent’s business reputation and financial condition, including its of cash on hand well in excess of the maximum consideration to be paid in the Offer and the Merger, (4) Parent’s obligation under the Merger Agreement to use its reasonable best efforts to obtain regulatory approvals necessary to consummate the Transactions, and (5) the Company’s ability, under certain circumstances specified in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Parent or Merger Sub and to enforce the terms of the Merger Agreement.

•	Business Reputation of Parent. The business reputation of Parent and its management, including its history of successful acquisitions and strong strategic interest in the Company, and the substantial financial resources of Parent and, by extension Merger Sub, which the Board believed supported the conclusion that a transaction with Merger Sub could be completed relatively quickly and in an orderly manner.

•	Terms of Merger Agreement; Ability to Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $40.8 million, and the belief of the Board that the termination fee was reasonable, would not be a deterrent to a competing offer from a serious alternative bidder and was not designed to preclude higher offers from third parties.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, meaning that:

•	the completion of the Offer will be followed by a second-step Merger, in which stockholders who do not tender their Shares in the Offer will receive the same cash price as the Offer Price; and

•	the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Transactions to the Company’s stockholders, employees and business partners), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same cash price per Share as is paid pursuant to the Offer.

•

Delaware Appraisal Rights. The availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their

Shares as determined by the Delaware Court of Chancery. For a further discussion of statutory appraisal rights, see the section entitled “Item 8. Additional Information—Appraisal Rights.”

The Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement prior to the passage of the unanimous resolutions approving the Transactions discussed above, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give the Company’s public stockholders the opportunity to realize a premium over the prices at which the Shares were trading prior to the meeting of the Board to consider and approve the Merger Agreement, the Company’s public stockholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Shares might have increased in the future to a price greater than $12.50 per Share.

•	Exclusivity. The fact that the exclusivity provisions in the Letter of Intent, the execution of which Parent made a condition to its willingness to increase its offer price to $12.50 per share and proceed with its proposal for a possible acquisition of the Company at such increased price, limited the Board’s ability to solicit bids from other potential buyers or to conduct a formal auction process prior to entering into the Merger Agreement. However, in light of Parent’s insistence on the Company agreeing to pre-signing “no shop” obligations in order to proceed with the Letter of Intent and the market check process it conducted prior to signing the Letter of Intent, the Board was of the view, after discussion with the Company’s legal and financial advisors, that the risk of losing Parent’s pursuit of a potential acquisition outweighed the possibility of receiving a more favorable proposal from another party.

•	No-Shop Restrictions. The restrictions that the Merger Agreement imposes on soliciting competing acquisition proposals.

•	Termination Fee. The possibility that the termination fee of $40.8 million payable by the Company to Parent in specified circumstances may deter third parties who might be interested in exploring an acquisition of the Company and, if the Merger Agreement is terminated in circumstances where the termination fee is not immediately payable, may also impact the Company’s ability to engage in another transaction for up to one year following such termination should the Offer not be completed. In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. After discussion with the Company’s legal and financial advisors, the Board was of the view that the amount of the termination fee and the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders, and would not be reasonably likely to deter competing bids.

•	Closing Conditions. The fact that completion of the Offer and the Merger would require antitrust clearance in the United States, Germany and Austria and the satisfaction of other closing conditions that are not within the Company’s control.

•	Taxable Consideration. The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•	Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger.

•	Business Disruption Resulting from Offer. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management.

•	Potential Conflicts of Interest. The fact that the Company’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other stockholders. For a further discussion of such conflicts of interest, see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

•	Interim Restrictions on Business Pending the Completion of the Offer. The restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time, although the Board also considered the expected short period required to complete the Offer and the Merger.

•	Litigation Risk. An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition, the potential adverse effect on the trading price of the Company’s shares, the potential adverse effect on the market’s perceptions of the Company’s prospects, the potential adverse effect on current and prospective customers and partners of the Company, and the payment by the Company of its expenses associated with the Offer and Merger.

The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company’s stockholders outweighed the uncertainties, risks and other potentially negative factors concerning the Merger Agreement and the Transactions.

The foregoing discussion of information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the Transactions. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company’s management and legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. Rather, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement, none of Nimble Storage’s or its subsidiaries’ current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Parent, Merger Sub or their respective affiliates regarding continued service with Nimble Storage or Parent or any of its subsidiaries from and after the Effective Time. It is possible that Parent, Merger Sub or their respective affiliates may enter into employment or other arrangements with Nimble Storage’s management in the future.

Opinion of Nimble Storage’s Financial Advisor

Goldman Sachs rendered its opinion to the Board that, as of March 6, 2017 and based upon and subject to the factors and assumptions set forth therein, the $12.50 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated March 6, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Board in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer, how any holder of Shares should vote with respect to the Merger, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Nimble Storage for the three fiscal years ended January 31, 2016;

•	Nimble Storage’s Registration Statement on Form S-1, including the prospectus contained therein dated December 11, 2013, relating to the initial public offering of shares of Nimble Storage common stock (the “IPO”);

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Nimble Storage;

•	certain other communications from Nimble Storage to its stockholders;

•	certain publicly available research analyst reports for Nimble Storage;

•	certain internal financial analyses and Projections for Nimble Storage prepared by its management, as approved for Goldman Sachs’ use by Nimble Storage, which are summarized below in the section entitled “—Certain Unaudited Prospective Financial Information of Nimble Storage”; and

•	certain internal analyses and estimates of Nimble Storage’s net operating losses prepared by its management, as approved for Goldman Sachs’ use by Nimble Storage, which are summarized below in the section entitled “—Certain Unaudited Prospective Financial Information of Nimble Storage”.

Goldman Sachs also held discussions with members of the senior management of Nimble Storage regarding their assessment of the past and current business operations, financial condition and future prospects of Nimble Storage; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Nimble Storage with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the enterprise infrastructure technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with Nimble Storage’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Nimble Storage’s consent that the Projections (as defined below in the section entitled “—Certain Unaudited Prospective Financial Information of Nimble Storage”) and NOL Estimates (as defined below in the section entitled “—Certain Unaudited Prospective Financial Information of Nimble Storage”) were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Nimble Storage. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Nimble Storage or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Nimble Storage to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to Nimble Storage; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the $12.50 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Nimble Storage; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Nimble Storage, or class of such persons, in connection with the Transactions, whether relative to the $12.50 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the impact of the Transactions on the solvency or viability of Nimble Storage or Parent or the ability of Nimble Storage or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 3, 2017, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the period from Nimble Storage’s IPO on December 13, 2013 to March 3, 2017. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to: the latest 52 weeks’ high and low, the latest year’s, three months’, and one month’s volume weighted average, and the current and the all-time high market prices of the Shares.

This analysis indicated that the price per Share to be paid to Nimble Storage stockholders pursuant to the Merger Agreement represented:

•	a premium of 33.8% based on the latest 52 weeks’ high market price of $9.34 per Share;

•	a premium of 99.7% based on the latest 52 weeks’ low market price of $6.26 per Share;

•	a premium of 53.8% based on the latest year’s volume weighted average market price of $8.13 per Share;

•	a premium of 47.2% based on the latest three months’ volume weighted average market price of $8.49 per Share;

•	a premium of 41.4% based on the latest one month’s volume weighted average market price of $8.84 per Share;

•	a premium of 44.8% based on the March 3, 2017 market price of $8.63 per Share; and

•	a discount of 77.8% based on the all-time high market price of $56.23 per Share on February 24, 2014.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for Nimble Storage to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the enterprise infrastructure technology industry (collectively referred to as the selected companies):

•	Pure Storage, Inc., which we refer to as “Pure Storage.”

Legacy Infrastructure Peers

•	Cisco Systems, Inc.

•	CommVault Systems, Inc.

•	NetApp, Inc.

•	the Parent

High-Growth Infrastructure Peers

•	Arista Networks, Inc.

•	Palo Alto Networks, Inc.

•	Nutanix, Inc.

•	FireEye, Inc.

•	Gigamon, Inc.

Although none of the selected companies is directly comparable to Nimble Storage, the market generally perceives Pure Storage to be Nimble Storage’s closest comparable company based on product offering, business model and financial profile, and the other companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Nimble Storage.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings and Wall Street research, including the median of the Wall Street analyst estimates available through the Institutional Brokers’ Estimate System, which we refer to as the “IBES Estimates”. The multiples and ratios of Nimble Storage were calculated using the Nimble Storage closing price on March 3, 2017, and based on the Projections and information provided by Nimble Storage management. The multiples and ratios for each of the selected companies were based on the most recent publicly available information.

With respect to the selected companies, Goldman Sachs calculated and compared the selected companies’ enterprise value as a multiple of estimated revenue for calendar year 2017, based on the IBES Estimates, to enterprise value as a multiple of estimated revenue for the fiscal year ended January 31, 2018 for Nimble Storage, based on the Projections, and to Pure Storage, based on the IBES Estimates. The following table presents the results of this analysis:

Enterprise Value as a multiple of Estimated 2017 Revenue:	Selected Companies		Based on Projections	Based on IBES Estimates
	Range	Median
Nimble Storage (As of March 3, 2017)			1.5x	1.5x
Nimble Storage (At Offer Price of $12.50)			2.3x	2.4x
Pure Storage, Inc.				1.6x
Legacy Infrastructure Peers	1.0x to 2.8x	2.3x
High Growth Infrastructure Peers	2.9x to 6.1x	4.5x

Goldman Sachs also calculated and compared the selected companies’ estimated revenue growth (or decrease) for calendar years 2016 and 2017, based on the IBES Estimates, to the estimated revenue growth for the fiscal years ended January 31, 2017 and January 31, 2018 for Nimble Storage, based on the Projections and the IBES Estimates, and for Pure Storage, based on the IBES Estimates. The following table presents the results of this analysis:

Revenue Growth 2016E – 2017E:	Selected Companies		Based on Projections	Based on IBES Estimates
	Range	Median
Nimble Storage			25.6%	23.4%
Pure Storage, Inc.				37.3%
Legacy Infrastructure Peers	(5.8)% to 7.6%	0.4%
High Growth Infrastructure Peers	1.2% to 51.8%	24.3%

Goldman Sachs also calculated and compared the selected companies’ price per share as a multiple of estimated earnings for calendar year 2017, based on the IBES Estimates, to the estimated earnings for the fiscal year ended January 31, 2018 for Nimble Storage, based on the Projections and the IBES Estimates, and for Pure Storage, based on the IBES Estimates. In the case of Parent and NetApp, Inc., estimated earnings were adjusted to exclude stock-based compensation based on Wall Street research to align with the reported earnings of the other selected companies. The following table presents the results of this analysis:

Price Per Share as a multiple of Estimated 2017 Earnings:	Selected Companies		Based on Projections		Based on IBES Estimates
	Range	Median
Nimble Storage (As of March 3, 2017)			NM	(1)	NM
Nimble Storage (At Offer Price of $12.50)			NM		NM
Pure Storage, Inc.					NM
Legacy Infrastructure Peers	10.4x to 45.4x	13.1x
High Growth Infrastructure Peers	NM to 41.6x	32.2x

(1)	Multiples less than 0x or greater than 100x are represented as “NM” or “not meaningful”.

Goldman Sachs also calculated and compared the selected companies’ estimated earnings before interest, taxes and depreciation and amortization, or EBITDA, margin for the calendar year 2017, based on the IBES Estimates, to the estimated EBITDA margin for the fiscal year ended January 31, 2018 for Nimble Storage, based on the Projections and the IBES Estimates, and for Pure Storage, based on the IBES Estimates. In the case of Parent and NetApp, Inc., estimates for EBITDA were adjusted to exclude stock-based compensation based on Wall Street research to align with the reported EBITDA of the other selected companies. The following table presents the results of this analysis:

EBITDA Margin	Selected Companies		Based on Projections	Based on IBES Estimates
	Range	Median
Nimble Storage			(3.6%)	(4.1)%
Pure Storage, Inc.				(1.6)%
Legacy Infrastructure Peers	13.9% to 34.3%	21.6%
High Growth Infrastructure Peers	(12.5)% to 29.3%	19.8%

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following selected transactions in the enterprise infrastructure technology industry since 2014:

Announcement Date	Acquirer	Target
June 16, 2014	SanDisk	Fusion-IO

September 2, 2014	Thoma Bravo	Compuware

December 15, 2014	Thoma Bravo	Riverbed

February 25, 2015	Avago	Emulex

March 2, 2015	Hewlett Packard	Aruba

August 18, 2015	Seagate	Dot Hill

August 31, 2016	Genesys	Interactive Intelligence

September 19, 2016	Vista	Infoblox

For each of the selected transactions, using SEC filings, Wall Street research, public news sources, and the IBES Estimates, Goldman Sachs calculated and compared enterprise value as a multiple of last twelve months’ revenues, and the premium the per share transaction price represented over the undisturbed price for the target’s common stock. While none of the companies that participated in the selected transactions are directly comparable to Nimble Storage, the companies included in the selected transactions analysis are companies with operations that, for the purposes of analysis, may be considered similar, in Goldman Sachs’ professional experience and judgment, to certain of Nimble Storage’s results, market size and product profile. The following table presents the results of this analysis:

	Selected Transactions		Proposed Transaction between Parent and Nimble Storage
	Range	Median
Enterprise Value as a Multiple of LTM Revenues	1.4x-3.8x	3.0x	2.9x
Transaction Premium to Undisturbed	21.2%-79.2%	35.1%	44.8%

Goldman Sachs also reviewed the premium that the per share transaction price represented over the price for the target’s common stock one day and one week prior to the announcement of the transaction in all transactions during the period from 2012 through 2016 involving technology companies (i.e., where the target or acquiror was categorized by the Securities Data Corporation as being in the computers and peripherals, e-commerce, electronics, Internet infrastructure, Internet, Internet software and services, IT consulting, semiconductors, software and telecommunications equipment, or another high technology industry), all cash consideration, and a transaction size of $100 million or greater, excluding transactions where the premium exceeded 150% or was less than (50)%. The following table presents the results of this analysis:

Year	Number of Transactions	Average Premium to Price One Day Prior to Announcement	Average Premium to Price One Week Prior to Announcement
2012	28	36%	38%
2013	28	31%	34%
2014	30	36%	38%
2015	37	36%	36%
2016	51	36%	39%
2012 – 2016	174	35%	37%

Based on its review of the selected transactions, and its professional experience and judgment, Goldman Sachs selected 1.5x to 4.0x as an illustrative range of multiples of enterprise value to revenue, and applied that range to Nimble Storage’s last twelve months’ revenue for the fiscal year ended January 31, 2017, as set forth in the Projections, to derive an illustrative range of values per Share of $7.31 to $16.39, and selected 30% to 40% as an illustrative range of premia, and applied that range to Nimble Storage’s price per share of $8.63 on March 3, 2017 to derive an illustrative range of values per Share of $11.22 to $12.08.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, which was designed to provide an indication of the present value of a theoretical future value of a company’s equity, as a function of such company’s estimated future revenue and its assumed enterprise value to future revenue multiple. For this analysis, Goldman Sachs used the Projections for each of the fiscal years ending January 31, 2019 to 2021. Goldman Sachs first calculated the implied values per Share as of January 31 for each of the fiscal years 2018 to 2020, by applying a range of enterprise value to twelve months’ forward revenue multiples of 1.50x to 2.50x, selected based on Goldman Sachs’ professional experience and judgment and based on its review of the Selected Companies Analysis described above, to the revenue estimates for each of the fiscal years 2019 to 2021. Net debt was subtracted at each respective period to derive equity value as of January 31 for each of the fiscal years 2018 to 2020. The equity value was then divided by Nimble Storage’s fully diluted weighted average shares outstanding, as provided by Nimble Storage management, for each of the fiscal years 2018 to 2020. The resulting per share equity values were then discounted back to January 31, 2017, using an illustrative discount rate of 13.6%, reflecting an estimate of Nimble Storage’s cost of equity derived by application of the Capital Asset Pricing Model, which requires certain Company-specific inputs, including a beta for the Company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $5.99 to $11.26 per Share.

Goldman Sachs also performed an illustrative analysis of the implied present value of the future value per Share as a function of Nimble Storage’s estimated future earnings and its assumed price to future earnings per Share multiple. For this analysis, Goldman Sachs used the Projections for each of the fiscal years ending January 31, 2022 to 2024, excluding stock-based compensation. Goldman Sachs first calculated the implied values per Share as of January 31 for each of the fiscal years 2021 to 2023, by applying a range of price to forward earnings per Share multiples of 10.0x to 20.0x, selected based on Goldman Sachs’ professional experience and judgment and based on its review of the Selected Companies Analysis described above, to the earnings per Share estimates for each of the fiscal years 2022 to 2024, and then discounted those values back to January 31, 2017 using an illustrative discount rate of 13.6%, reflecting an estimate of Nimble Storage’s cost of equity derived as described above. This analysis resulted in a range of implied present values of $5.23 to $12.66 per Share.

Illustrative Discounted Cash Flow Analysis

Using the Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on Nimble Storage. Goldman Sachs used a range of discount rates from 12.0% to 14.0%, reflecting an estimate of Nimble Storage’s weighted average cost of capital derived by application of the Capital Asset Pricing Model, which requires certain Company-specific inputs, including the Company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the Company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs discounted to present value as of January 31, 2017 (i) estimates of unlevered free cash flow for Nimble Storage for the fiscal years ending January 31, 2018 through 2028 as reflected in the Projections, and (ii) a range of illustrative terminal values for Nimble Storage, which were calculated by applying perpetuity growth rates ranging from 3.0% to 5.0%, to a terminal year estimate of the free cash flow to be generated by Nimble Storage, as reflected in the Projections. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Projections and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs then subtracted Nimble Storage’s net debt from the range of illustrative enterprise values it derived for Nimble Storage, in each case, as provided by the management of Nimble Storage, to derive a range of illustrative equity values for Nimble Storage. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Nimble Storage, as provided by the management of Nimble Storage, to derive a range of illustrative present values per Share. Using discount rates ranging from 12.0% to 14.0%, reflecting estimates of Nimble Storage’s weighted average cost of capital derived as described above, Goldman Sachs also discounted to present value as of January 31, 2017, the estimated benefits of Nimble Storage’s federal net operating losses (“NOLs”) for the years 2018 through 2028, as reflected in the NOL Estimates. Goldman Sachs then divided the range of estimated benefits of Nimble Storage’s NOLs it derived by the number of fully diluted outstanding shares of Nimble Storage, as provided by the management of Nimble Storage, to derive a range of illustrative present values for the NOLs per Share of $0.80 to $0.91. Based on the methodologies as set forth above, Goldman Sachs derived a range of illustrative equity values for Nimble Storage (including the value of the NOLs) ranging from $7.00 to $11.08.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Nimble Storage or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view, as of the date of the opinion, to the holders (other than Parent and its affiliates) of Shares, of the $12.50 in cash per Share to be paid to the holders of such Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon Projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Nimble Storage, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration to be paid to holders of Shares was determined through arm’s-length negotiations between Nimble Storage and Parent and was approved by Nimble Storage’s board of directors. Goldman Sachs provided advice to Nimble Storage during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Nimble Storage or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Nimble Storage, Parent, any of their respective affiliates and third parties or any currency or commodity that may be involved in the Transactions for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to Nimble Storage in connection with, and participated in certain of the negotiations leading to, the execution of the Merger Agreement by Nimble Storage, Parent and Merger Sub. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Nimble Storage and/or its affiliates from time to time. During the two year period ended March 6, 2017, the Investment Banking Division of Goldman Sachs has not been engaged by Nimble Storage and/or its affiliates to provide financial advisory and/or underwriting services for which Goldman Sachs has received compensation. Goldman Sachs also has provided certain investment banking services to Parent and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to Hewlett-Packard Company with respect to the spin-off of Parent in October 2015; as bookrunner with respect to the debt exchange offer in connection with the spin-off of Parent in October 2015; as bookrunner with respect to Parent’s notes offerings in October 2015; as financial advisor to Parent with respect to the proposed distribution of the Parent’s enterprise services business and pending sale of such business to Computer Sciences Corporation announced in May 2016; as financial advisor to Parent with respect to the proposed distribution of Parent’s non-core software businesses and pending sale of such businesses to Micro Focus International plc announced in September 2016; and as participant in Hewlett-Packard Company’s commercial paper program since 2011. During the two year period ended March 6, 2017, Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Parent and its affiliates of approximately $35.3 million. Goldman Sachs may also in the future provide investment banking services to Nimble Storage, Parent and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated February 2, 2017, Nimble Storage engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of Nimble Storage. The engagement letter between Nimble Storage and Goldman Sachs provides for a transaction fee of $15 million in connection with the Transactions, $1.875 million of which became payable upon execution of the Merger Agreement, and the remainder of which is payable upon consummation of the Offer. In addition, Nimble Storage has agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable fees and disbursements for outside attorneys, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Unaudited Prospective Financial Information of Nimble Storage

Projections

Nimble Storage does not as a matter of course, publicly disclose long-term forecasts or internal projections as to its future performance, earnings, or results due to the substantial degree of uncertainty with respect to the underlying assumptions and estimates. In connection with the Transactions, Nimble Storage’s management prepared selected unaudited prospective financial information of Nimble Storage for the fiscal years ending January 31, 2018 through January 31, 2028 (the “Projections”). Nimble Storage reviewed the Projections with the Board and also provided the Projections to and approved the use of the Projections by Goldman Sachs in performing its financial analysis. In addition, Nimble Storage provided the projections for the fiscal years ending January 31, 2018 through January 31, 2019 to Parent following the execution of the Letter of Intent, and then provided the full Projections to Parent on the day the Merger Agreement was executed. The Projections were not prepared with a view toward public disclosure, and are included in this Schedule 14D-9 only because (1) the Projections were made available to Parent as outlined above, (2) the Projections were made available to Goldman Sachs for use in connection with its financial analysis, and (3) the Projections were made available to the Board members in connection with their consideration of a potential acquisition of Nimble Storage. The Projections are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares pursuant to the Offer, to seek appraisal rights or for any other purpose.

While presented with numerical specificity, the Projections were prepared for internal use and reflect numerous estimates and assumptions with respect to matters such as future industry performance and competition, general business, economic and geopolitical conditions, and additional matters specific to Nimble Storage’s business, all of which are difficult to predict and many of which are beyond Nimble Storage’s control. The Projections thus reflect a substantial degree of uncertainty and are subject to periodic revisions based on actual experience and business developments. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. The Projections cover multiple years, and such information by its nature becomes even less reliably predictive with each successive year. In addition, the Projections will be affected by Nimble Storage’s ability to achieve strategic goals, objectives and targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guarantee of future operating results, and should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that Nimble Storage and its financial advisor, Parent or anyone who received this information then considered, or now considers, them to be material information about Nimble Storage or a reliable prediction of future events, and this information should not be relied upon as such. Nimble Storage’s stockholders are urged to review Nimble Storage’s most recent SEC filings for a description of risk factors with respect to Nimble Storage’s business. See Item 8 under the heading “Forward-Looking Statements.”

The Projections were not prepared with a view toward complying with accounting principles generally accepted in the United States of America (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Nimble Storage’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Nimble Storage’s independent registered public accounting firm contained in Nimble Storage’s Annual Report on Form 10-K for the year ended January 31, 2016 relates to Nimble Storage’s historical financial information. It does not extend to the Projections and should not be read to do so. Furthermore, the Projections do not take into account the effect of the Offer or the Merger, or any failure of the Offer or the Merger to be consummated, or any other circumstances or events occurring after the date they were prepared.

The Projections are summarized below (in millions):

	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Projected Total Revenue(1)	$506	$632	$778	$941	$1,106	$1,283	$1,462	$1,652	$1,842	$2,008	$2,169
Projected Adjusted EBITDA(2)	$(18)	$32	$77	$129	$173	$223	$273	$331	$390	$427	$456
Projected Non-GAAP Net Income (Loss)(3)	$(48)	$(5)	$36	$83	$123	$168	$212	$263	$314	$341	$361
Projected Stock Based Compensation(4)	$105	$105	$109	$110	$111	$112	$113	$114	$115	$116	$118

(1)	Projected Total Revenue represents projected GAAP revenue.
(2)	Projected Adjusted EBITDA is a non-GAAP measure that represents projected pre-tax income, excluding projected interest expense, depreciation, amortization and Stock Based Compensation.
(3)	Projected Non-GAAP Net Income (Loss) is a non-GAAP measure that represents projected Net Income (Loss), excluding projected Stock Based compensation.
(4)	Projected Stock Based Compensation represents projected GAAP Stock Based compensation expense.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Nimble Storage’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies. A reconciliation of the non-GAAP measures described above to GAAP Net Income (Loss) is provided below (in millions). Such reconciliation (i) was not made available to Parent in connection with the due diligence review of Nimble Storage, (ii) was not given to Goldman Sachs for use in connection with its financial analysis, and (iii) was not presented to the Board members in connection with their consideration of a potential acquisition of Nimble Storage.

	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
GAAP Net Income (Loss)	$(153)	$(110)	$(73)	$(27)	$12	$54	$99	$149	$199	$225	$243

NOL Estimates

In addition to the Projections, Nimble Storage prepared certain estimates related to Nimble Storage’s federal net operating losses (the “NOL Estimates”), which NOL Estimates were approved by Nimble Storage for Goldman Sachs’ use, and are summarized in the chart below (in millions) of Projected Cash Tax Savings from Federal NOL Utilization. Projected Cash Tax Savings from Federal NOL Utilization is a non-GAAP measure reflecting the timing and the amounts by which Nimble Storage’s federal net operating losses may be used to reduce cash taxes payable, based on the Projections, net operating loss estimates, and an assumed 34% tax rate, which excludes the projected impact of certain research and development tax credits.

	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Projected Cash Tax Savings from Federal NOL Utilization	—	—	—	—	$6	$22	$37	$55	$74	$40	—

Projected Unlevered Free Cash Flow Reconciliation

As part of the Projections, Nimble Storage prepared forecasts for Adjusted EBITDA, Stock Based Compensation, projected taxes, projected capital expenditures and projected net changes in working capital and provided such forecasts to Goldman Sachs. Using the information set forth in the Projections, as well as the NOL Estimates, Goldman Sachs calculated Projected Unlevered Free Cash Flow, a non-GAAP Measure, which calculations were approved by Nimble Storage for Goldman Sachs’ use. Such calculations are summarized in the chart below (in millions).

	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Adjusted EBITDA	(18)	32	77	129	173	223	273	331	390	427	456
Cash Based Compensation	105	105	109	110	111	112	113	114	115	116	118
Cash Taxes(1)	—	—	—	—	7	22	37	55	73	83	92
Capital Expenditures	25	26	30	38	44	50	54	58	61	62	63
Changes in Working Capital	23	20	23	15	15	13	12	11	6	2	2
Projected Unlevered Free Cash Flows	$(124)	$(80)	$(38)	$(3)	$27	$52	$80	$116	$147	$166	$186

(1)	Cash Taxes is calculated at a 33% statutory tax rate and includes the impact of R&D tax credit utilization.

Neither Nimble Storage nor any other person to whom the Projections or the NOL Estimates were provided or any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of Nimble Storage compared to the information included in the Projections or the NOL Estimates. In light of the foregoing factors and the uncertainties inherent in the Projections and the NOL Estimates, Nimble Storage’s stockholders are cautioned not to place undue, if any, reliance on the Projections or the NOL Estimates.

NIMBLE STORAGE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS OR THE NOL ESTIMATES TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS OR THE NOL ESTIMATES ARE NO LONGER APPROPRIATE.

Intent to Tender

As described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Parent and Merger Sub—Tender and Support Agreement,” certain executive officers of Nimble Storage that are Supporting Stockholders have entered into the Support Agreement, pursuant to which such Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder. To the knowledge of Nimble Storage, each other executive officer and director of Nimble Storage currently intends to tender, or cause to be tendered, all Shares that are beneficially owned by him or her.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

In connection with the services of Goldman Sachs as financial advisor to Nimble Storage, Nimble Storage will pay Goldman Sachs a transaction fee of $15 million in connection with the Transactions, $1.875 million of which became payable upon the execution of the Merger Agreement, and the remainder of which is payable upon consummation of the Offer. In addition, Nimble Storage has agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable fees and disbursements for outside attorneys, plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with the services, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

See the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger Agreement” and “—Opinion of Nimble Storage’s Financial Advisor” for additional information related to Goldman Sachs’s retention as Nimble Storage’s financial advisor, which is hereby incorporated by reference into this Item 5.

Except as set forth above, neither Nimble Storage nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Nimble Storage on its behalf in connection with the Offer, the Merger or related matters.

Item 6. Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to the Shares have been effected by Nimble Storage or, to the knowledge of Nimble Storage after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share ($)		Nature of Transaction
Umesh Maheshwari	2/16/2017	1,720	0		Settlement of Nimble Storage MSUs
Umesh Maheshwari	2/16/2017	19,600	0		Award of Nimble Storage RSU
Varun Mehta	2/16/2017	1,720	0		Settlement of Nimble Storage MSUs
Varun Mehta	2/16/2017	19,600	0		Award of Nimble Storage RSU
Denis Murphy	2/16/2017	1,720	0		Settlement of Nimble Storage MSUs
Denis Murphy	2/16/2017	19,600	0		Award of Nimble Storage RSU
Anup Singh	2/16/2017	4,300	0		Settlement of Nimble Storage MSUs
Anup Singh	2/16/2017	49,000	0		Award of Nimble Storage RSU
Suresh Vasudevan	2/16/2017	7,525	0		Settlement of Nimble Storage MSUs
Suresh Vasudevan	2/16/2017	85,750	0		Award of Nimble Storage RSU
Nimble Storage	3/9/2017	1,209,948	$6.63	(1)	Shares issued pursuant to the ESPP
Denis Murphy	3/9/2017	2,000	$6.51		Shares purchased pursuant to the ESPP
Anup Singh	3/9/2017	2,000	$6.51		Shares purchased pursuant to the ESPP
Anup Singh	3/9/2017	2,000	$12.51		Automatic sale of ESPP shares
Umesh Maheshwari	3/10/2017	122,827	0		Vesting of RSUs and MSUs
Umesh Maheshwari	3/10/2017	53,010	$12.56	(2)	Withholding of stock to satisfy tax withholding obligations
Varun Mehta	3/10/2017	122,827	0		Vesting of RSUs and MSUs
Varun Mehta	3/10/2017	53,011	$12.56	(2)	Withholding of stock to satisfy tax withholding obligations
Denis Murphy	3/10/2017	18,253	0		Vesting of RSUs and MSUs
Anup Singh	3/10/2017	69,130	0		Vesting of RSUs and MSUs
Suresh Vasudevan	3/10/2017	104,667	0		Vesting of RSUs and MSUs
Suresh Vasudevan	3/10/201	43,867	$12.56	(2)	Withholding of stock to satisfy tax withholding obligations
Anup Singh	03/13/2017	26,231	$12.52	(3)	Mandatory sale to cover tax withholding obligations
Denis Murphy	03/13/2017	6,883	$12.52	(3)	Mandatory sale to cover tax withholding obligations

(1)	Represents the weighted average purchase price of all ESPP purchases on such date.
(2)	Represents the fair market value on the vesting date for purposes of calculating the number of shares to be withheld.
(3)	Represents the weighted average sale price of all sale transactions on such date.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Nimble Storage is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Nimble Storage’s securities by Nimble Storage, any subsidiary of Nimble Storage or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Nimble Storage or any subsidiary of Nimble Storage, (3) any purchase, sale or transfer of a material amount of assets of Nimble Storage or any subsidiary of Nimble Storage, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Nimble Storage.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of Nimble Storage” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•	within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Nimble Storage a written demand for appraisal of Shares held, which demand must reasonably inform Nimble Storage of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender your Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

In addition, if immediately before the Merger, the Shares were listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of Nimble Storage who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

(408) 432-9600

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Nimble Storage is under no obligation to, and has no present intention to, file a petition and holders should not assume that Nimble Storage will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. The Delaware Court of Chancery is entitled to dismiss the proceedings as to any stockholder who does not comply with such requirements.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Nimble Storage believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor Nimble Storage anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and Nimble Storage reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as Nimble Storage has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Nimble Storage a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of Nimble Storage’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Nimble Storage desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, Nimble Storage is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation; and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby for purposes of Section 203, and Nimble Storage believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted Nimble Storage from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby.

Nimble Storage is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to Nimble Storage, Parent, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of Nimble Storage and Parent, and their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (referred to as “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, Merger Sub’s purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Merger Sub, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless waiting period is earlier terminated. Pursuant to the Merger Agreement, Parent filed such Premerger Notification and Report Form on March 8, 2017. Nimble Storage expects to file such Premerger Notification and Report Form on March 17, 2017. If, within the 15 calendar day waiting period (which is set to expire on March 23, 2017), either the FTC or the Antitrust Division issues a request for additional information or documentary material (“Second Request”), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminates the additional waiting period before its expiration. The Antitrust Division or FTC may terminate the additional 10 calendar day waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent.

In practice, complying with a Second Request can take a significant period of time. Although Nimble Storage is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Nimble Storage’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Nimble Storage from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Merger Sub owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Merger Sub’s proposed acquisition of Nimble Storage. At any time before or after Merger Sub’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the

U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Merger Sub, Nimble Storage, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Nimble Storage believes that the consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if a challenge is made, what the result would be.

German Merger Control Approval

The acquisition of Shares pursuant to the Offer is also subject to the German Act Against Restraints of Competition of 1958, as amended, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month waiting period, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation, in which case the waiting period would be extended for an additional three months. Parent filed the applicable notification on March 9, 2017 with respect to the Offer, and the one-month waiting period is scheduled to expire on April 10, 2017.

Austrian Antitrust Laws

The acquisition of Shares pursuant to the Offer is also subject to the Austrian Cartel Act 2005, as amended, and may be consummated only if the acquisition is approved by the Austrian Federal Cartel Authority (the “FCA”), either by written approval or by expiration of a four-week waiting period, unless the FCA notifies Parent within the four-week waiting period of the initiation of an in-depth investigation, in which case the waiting period would be extended up to a total of six months. Parent filed the applicable notification on March 9, 2017 with respect to the Offer, and the four-week waiting period is scheduled to expire on April 6, 2017.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Nimble Storage’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Nimble Storage, please see Nimble Storage’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016 and Nimble Storage’s Quarterly Reports on Form 10-Q for the three months ended April 30, 2016, July 31, 2016, and October 31, 2016.

Forward-Looking Statements

This Schedule 14D contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions.

If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Nimble Storage and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the Merger and the other Transactions; the expected timing of the completion of the Offer and the Merger; the ability of Parent, Merger Sub and Nimble Storage to complete the Offer and the Merger considering the various conditions to the Offer and the Merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the Merger may not be timely completed, if at all; the possibility that competing offers or acquisition proposals for Nimble Storage will be made; that, prior to the completion of the transaction, Nimble Storage’s business may not perform as expected due to transaction-related uncertainty or other factors; that any or all of the conditions to the consummation of the Merger may not be satisfied or waived, including the failure to receive any required regulatory approval; that an event, change or other circumstance could occur to give rise to termination of the Merger Agreement, including in circumstances that would require Nimble Storage to pay a termination fee; that the parties are unable to successfully implement integration strategies; that stockholder litigation may arise in connection with the Merger and may result in significant defense costs and liability; and other risks that are described in Nimble Storage’s SEC reports, including but not limited to the risks described in Nimble Storage’s Annual Report on Form 10-K for its fiscal year ended January  31, 2016. Nimble Storage assumes no obligation and does not intend to update these forward-looking statements.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated March 17, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in The New York Times on March 17, 2017 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(1)(F)*	Opinion Letter of Goldman, Sachs & Co., dated March 6, 2017 (included as Annex A to this Schedule 14D-9).

(a)(5)(A)	Blog Post by Suresh Vasudevan, Chief Executive Officer of Nimble Storage, dated March 7, 2017 (incorporated by reference to Exhibit 99.1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Nimble Storage with the SEC on March 7, 2017).

(a)(5)(B)	Form of Message to Nimble Storage Employees from Suresh Vasudevan, Chief Executive Officer of Nimble Storage on March 7, 2017 (incorporated by reference to Exhibit 99.2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Nimble Storage with the SEC on March 7, 2017).

(a)(5)(C)	Form of Frequently Asked Questions by Employees issued by Nimble Storage on March 7, 2017 (incorporated by reference to Exhibit 99.3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Nimble Storage with the SEC on March 7, 2017).

(a)(5)(D)	Tweet by Nimble Storage, dated March 7, 2017 (incorporated by reference to Exhibit 99.4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Nimble Storage with the SEC on March 7, 2017).

(a)(5)(E)	Press Release issued by Parent on March 6, 2017 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(F)	Blog Post by Antonio Neri, Executive Vice President and General Manager of the Enterprise Group, Hewlett Packard Enterprise Company, dated March 7, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(G)	Investor Presentation of Parent, dated March 7, 2017 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(5)(H)	Form of Equity FAQ issued by Nimble Storage to its Employees on March 10, 2017 (incorporated by reference to Exhibit 99.1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Nimble Storage with the SEC on March 10, 2017).

(e)(1)	Agreement and Plan of Merger, dated March 6, 2017, by and among Parent, Nimble Storage and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Nimble Storage with the SEC on March 7, 2017).

(e)(2)	Tender and Support Agreement, dated March 6, 2017, by and among Parent, Merger Sub and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Nimble Storage with the SEC on March 7, 2017).

(e)(3)*	Mutual Nondisclosure Agreement, dated November 17, 2016, between Parent and Nimble Storage.

(e)(4)*	Letter of Intent, dated February 4, 2017, between Parent and Nimble Storage.

(e)(5)*	Letter Agreement Amending Letter of Intent, dated March 3, 2017, between Parent and Nimble Storage.

(e)(6)	2008 Equity Incentive Plan and Forms of Equity Award Agreements under 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed by Nimble Storage with the SEC on October 18, 2013).

(e)(7)	2013 Equity Incentive Plan, as amended and restated, and Forms of Equity Award Agreements under 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Nimble Storage with the SEC on December 12, 2014).

(e)(8)	2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Amendment No. 2 to Registration Statement on Form S-1 filed by Nimble Storage with the SEC on December 2, 2013).

(e)(9)	Change in Control Severance Policy (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by Nimble Storage with the SEC on October 18, 2013).

(e)(10)*	Form of Change in Control Severance Agreement.

(e)(11)	CEO Employment Terms, dated December 28, 2010, by and between Nimble Storage and Suresh Vasudevan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by Nimble Storage with the SEC on October 18, 2013).

(e)(12)	Amended and Restated Certificate of Incorporation of Nimble Storage (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed by Nimble Storage with the SEC on October 18, 2013).

(e)(13)	Restated Bylaws of Nimble Storage (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed by Nimble Storage with the SEC on October 18, 2013).

(e)(14)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Nimble Storage with the SEC on December 9, 2015)

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIMBLE STORAGE, INC.

Date: March 17, 2017	By:	/s/ Anup Singh
Anup Singh
Chief Financial Officer

ANNEX A

Opinion of Goldman, Sachs & Co.

PERSONAL AND CONFIDENTIAL

March 6, 2017

Board of Directors

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, CA 95134

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view of the $12.50 in cash per Share (as defined below) to be paid to the holders (other than Hewlett Packard Enterprise Company (“HP Enterprise”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Nimble Storage, Inc. (the “Company”) pursuant to the Agreement and Plan of Merger, dated as of March 6, 2017 (the “Agreement”), by and among HP Enterprise, Nebraska Merger Sub, Inc., a wholly owned subsidiary of HP Enterprise (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $12.50 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by HP Enterprise or Acquisition Sub, shares held in treasury by the Company and Appraisal Shares (as defined in the Agreement)) will be converted into the right to be paid $12.50 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, HP Enterprise, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We have provided certain financial advisory and/or underwriting services to HP Enterprise and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Hewlett-Packard Company with respect to the spin-off of HP Enterprise in October 2015; as bookrunner with respect to the debt exchange offer in connection with the spin-off of HP Enterprise in October 2015; as bookrunner with respect to HP Enterprise’s 2.450% Notes due 2017 (aggregate principal amount $2,250,000,000), 2.850% Notes due 2018 (aggregate principal amount $2,650,000,000), 3.600% Notes due 2020 (aggregate principal amount $3,000,000,000), 4.400% Notes due 2022 (aggregate principal amount $1,350,000,000), 4.900% Notes due 2025 (aggregate principal amount $2,500,000,000), 6.200% Notes due 2035 (aggregate principal amount $750,000,000), 6.350% Notes due 2045 (aggregate principal amount $1,500,000,000), Floating Rate Notes due 2017 (aggregate principal amount $350,000,000) and Floating Rate Notes due 2018 (aggregate principal amount $250,000,000) in October 2015; as financial advisor to HP Enterprise with respect to the proposed distribution of its enterprise services business and pending sale of such business to Computer Sciences Corporation announced in May 2016; as financial advisor to HP Enterprise with respect to the proposed distribution of its non-core software businesses and pending sale of such businesses to Micro Focus International plc announced in September 2016; and as participant in Hewlett-Packard Company’s commercial paper program since 2011. We may also in the future provide financial advisory and/or underwriting services to the Company, HP Enterprise and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended January 31, 2016; the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated December 11, 2013 relating to the initial public offering of shares of the Company’s common stock; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”); and certain internal analyses and estimates of the Company’s net operating losses prepared by its management, as approved for our use by the Company (the “NOL Estimates”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the enterprise infrastructure technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and NOL Estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than HP Enterprise and its affiliates) of Shares, as of the date hereof, of the $12.50 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $12.50 in cash per Share to be paid to the holders (other than HP Enterprise and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or HP Enterprise or the ability of the Company or HP Enterprise to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $12.50 in cash to be paid to the holders (other than HP Enterprise and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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